811-6242

FRANKLIN TEMPLETON INVESTMENTS

One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

March 18, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filings for All Listed Parties as Attached in Exhibit A Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act").

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, is a copy of a Complaint filed by a shareholder of the Fund in the United States District Court, Northern District of California, in the matter of Lum v. Franklin Resources, Inc., et al. (Case No. C 04 0583).

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (650) 312-5824.

Sincerely,

David P. Goss

David P. Goss
Associate General Counsel

Enclosure

cc:

Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

Exhibit A		
Fund/Trust Name	*811 Number*	*Adviser*
Adjustable Rate Securities Portfolio	811-6242	Franklin Advisers, Inc.
Franklin California Tax-Free Income Fund, Inc.	811-730	Franklin Advisers, Inc.
Franklin California Tax-Free Trust	811-4356	Franklin Advisers, Inc.
Franklin Capital Growth Fund	811-334	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.	811-537	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.– *Franklin Growth Fund*	811-537	Franklin Investment Advisory Services, Inc.
Franklin Federal Money Fund	811-3052	Franklin Advisers, Inc.
Franklin Federal Tax-Free Income Fund	811-3395	Franklin Advisers, Inc.
Franklin Floating Rate Master Trust	811-09869	Franklin Advisers, Inc.
Franklin Global Trust- -Global Aggressive Growth -Global Growth -Internat'l Smaller Cos. Growth	811-10157	Franklin Advisers, Inc. (subadvised by Fiduciary International, Inc.)
Franklin Global Trust- -Fiduciary European Smaller Companies		

-Fiduciary Large Capitalization Growth and Income -Fiduciary Small Capitalization Equity -Fiduciary Core Fixed Income -Fiduciary Core Plus Fixed Income -Fiduciary High Income	811-10157	Fiduciary International, Inc. (subadvised by Franklin Advisers, Inc.)
Franklin Gold and Precious Metals	811-1700	Franklin Advisers, Inc.
Franklin High Income Trust	811-1608	Franklin Advisers, Inc.
Franklin Investors Securities Trust	811-4986	Franklin Advisers, Inc.
Franklin Managed Trust	811-4894	Franklin Advisory Services, Inc.
Franklin Money Fund	811-2605	Franklin Advisers, Inc.
Franklin Municipal Securities Trust	811-6481	Franklin Advisers, Inc.
Franklin Mutual Series Fund, Inc.	811-5387	Franklin Mutual Advisers, Inc.
Franklin New York Tax-Free Income	811-3479	Franklin Advisers, Inc.
Franklin New York Tax-Free Trust	811-4787	Franklin Advisers, Inc.
Franklin Real Estate Securities Trust	811-8034	Franklin Advisers, Inc.
Franklin Strategic Mortgage Portfolio	811-7288	Franklin Advisers, Inc.
Franklin Strategic Series -all except U.S. Long-Short	811-6243	Franklin Advisers, Inc. (U.S. L-S subadvised by Franklin Templeton

		Alternative Strategies, Inc.
Franklin Tax-Exempt Money Fund	811-3193	Franklin Advisers, Inc.
Franklin Tax-Free Trust	811-4149	Franklin Advisers, Inc.
Franklin Templeton Fund Allocator Series	811-7851	Franklin Advisers, Inc.
Franklin Templeton Global Trust	811-4450	Franklin Advisers, Inc.
Franklin Templeton International Trust Templeton Foreign Smaller Cos. Templeton Global Long-Short	811-6336	Franklin Advisers, Inc. -subadvised by Templeton Investment Counsel, LLC and further subadvised by Franklin Templeton Investments (Asia) Limited -subadvised by Templeton Global Advisors, Ltd.
Franklin Templeton Money Fund Trust	811-8962	Franklin Advisers, Inc.
Franklin Templeton Variable Insurance Products Trust -Templeton Developing Markets -Templeton Global Asset Allocation -Templeton Growth Securities	811-5583	Franklin Advisers, Inc. Templeton Asset Management, Ltd. Templeton Investment Counsel, Inc. (subadvised by Franklin Advisers, Inc.)

		-Templeton Global Advisors, Ltd. (subadvised by Templeton Asset Management, Ltd.
Franklin Value Investors Trust	811-5878	Franklin Advisory Services, LLC
Institutional Fiduciary Trust	811-4267	Franklin Advisers, Inc.
The Money Market Portfolios	811-7038	Franklin Advisers, Inc.
Franklin Universal Trust (closed end)	811-5569	Franklin Advisers, Inc.
Templeton China World	811-7876	Templeton Asset Management, Ltd.
Templeton Developing Markets Trust	811-6378	Templeton Asset Management, Ltd.
Templeton Funds, Inc.	811-2781	Templeton Global Advisors, Ltd.
Templeton Global Investment Trust	811-8226	*Templeton Internat'l (ex EM) Fund-* Templeton Global Advisors, Ltd. *FT Non-U.S. Dynamic Core Equity Series-* Franklin Templeton Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.
Templeton Global Opportunities Trust	811-5914	Templeton Investment Counsel, LLC
Templeton Global Smaller Companies Fund, Inc.	811-3143	Templeton Investment Counsel, LLC -subadvised by F-T Investments (Asia)

		Ltd
Templeton Growth Fund, Inc.	811-4892	Templeton Global Advisors, Ltd.
Templeton Income Trust	811-4706	Franklin Advisers, Inc.
Not sure if mentioned in Complaint directly, but Templeton Institutional Funds, Inc.	811-6135	*Emerging Markets Series* - Templeton Asset Management, Ltd. *Emerging Fixed Income Markets Series* - Franklin Advisers, Inc. *Foreign Equity Series* – Templeton Investment Counsel, Inc. *Foreign Smaller Companies Series* – Templeton Investment Counsel, LLC -subadvised by FT Investments (Asia) Limited *FT Non U.S. Core Equity Series* – FT Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

E-filing

LEO K. W. LUM, individually, and on behalf of all those similarly situated,

V.

FRANKLIN RESOURCES, INC.; FRANKLIN TEMPLETON INVESTOR SERVICES, LLC; FRANKLIN ADVISORS, INC.; FRANKLIN/TEMPLETON DISTRIBUTORS, INC.; TEMPLETON/FRANKLIN INVESTMENT SERVICES, INC.; FRANKLIN PRIVATE CLIENT SERVICES, INC.

SUMMONS IN A CIVIL CASE

CASE NUMBER: C 04 0583 MJJ

TO: FRANKLIN RESOURCES, INC.; FRANKLIN TEMPLETON INVESTOR SERVICES, LLC; FRANKLIN ADVISORS, INC.; FRANKLIN/TEMPLETON DISTRIBUTORS, INC.; TEMPLETON/FRANKLIN INVESTMENT SERVICES, INC.; FRANKLIN PRIVATE CLIENT SERVICES, INC.

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgement by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

RICHARD W. WIEKING

CLERK

FEB 1 2004

DATE

Helen L. Almacen

(BY) DEPUTY CLERK

DARIO de GHETALDI (126782)
JERRY E. NASTARI (151756)
AMANDA L. RIDDLE (215221)
COREY, LUZAICH, PLISKA,
de GHETALDI & NASTARI, LLP
700 El Camino Real
P.O. Box 669
Millbrae, CA 94030
(650) 871-5666

Attorneys for Plaintiff and the Class

ORIGINAL FILED
04 FEB 11 PM 3:14
RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

E-filing

JSW

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

LEO K. W. LUM, individually, and on behalf of all those similarly situated,

Plaintiff,

v.

FRANKLIN RESOURCES, INC.; FRANKLIN TEMPLETON INVESTOR SERVICES, LLC; FRANKLIN ADVISORS, INC.; FRANKLIN/TEMPLETON DISTRIBUTORS, INC.; TEMPLETON/ FRANKLIN INVESTMENT SERVICES, INC.; FRANKLIN PRIVATE CLIENT SERVICES, INC.

Defendants.

CASE NO. C 04 0583

CLASS ACTION COMPLAINT FOR:

1. **Violation of Section 11 of the Securities Act**
2. **Breach of Fiduciary Duty**
3. **Violation of Investment Company Act of 1940, 15 USC. § 80a-1 *et seq.***
4. **Violation of the Investment Advisers Act, 15 U.S.C. § 80b *et seq.***

DEMAND FOR JURY TRIAL

Plaintiff, individually and on behalf of all those similarly situated, alleges on information and belief, *inter alia*, based upon an investigation conducted by Plaintiff and his counsel, except as to those allegations pertaining to Plaintiff and his counsel personally which are alleged based upon knowledge:

I. INTRODUCTION

1. In order to treat all investors in mutual funds fairly, all investors are supposed to be provided identical information and the same opportunities to purchase and sell mutual funds as every other investor. In September 2003, Eliot Spitzer announced that its office had uncovered widespread illegal trading in the mutual fund industry.

2. After the scandal broke, the Defendants represented to the public that the Defendants' mutual funds were not involved in any wrongdoing. For example, in an October 8, 2003 *Seattletimes.com* article, Defendant Franklin Resources, Inc. admitted that it had received a subpoena from Spitzer, but in a statement stated that the inquiry "in no way implies any wrongdoing by Franklin Resources." Additionally, a company spokeswoman for defendant Franklin Resources, Inc. in an October 9, 2003 article in *Forbes* stated that although the company had received a subpoena from Spitzer, no employees had been suspended or dismissed in connection with the investigation.

3. Defendant Franklin Resources, Inc. top executives represented that the company's internal investigations had found no wrongdoing. In an in-depth interview with the *San Francisco Chronicle* published on November 23, 2003, co presidents Martin Flanagan and Gregory Johnson sought to reassure investors. Flanagan represented: "We, like everybody in the industry, are responding to inquiries from regulators. We are also looking internally to try to uncover any possible issues that might be out there. We are not done with the investigation," The co-presidents pointed to their prospectuses that prohibit market timing and their policy of not accepting market timers.

4. Defendants also represented on their website that it prohibited market timing and that they had a strict Code of Ethics which governed their employees' trading.

5. During this period where Franklin Resources, Inc. was representing it was not engaged in any improper activity, both Martin Flanagan and Gregory Johnson were selling millions of dollars in stock. "Insiders at Franklin have been increasingly selling their employer's stock over the past few months, according to Michael Painchaud, director of research and principal at Market Profile Theorems, a firm that tracks insider activity." *The Street.com*, December 22, 2003.

6. The true facts concerning Defendants' involvement in the mutual fund scandal began coming out on December 22, 2003. In a filing with the Securities & Exchange Commission, Franklin Resources, Inc. announced that its own employees had engaged in late trading in their own accounts. The filing states in part:

> To date, the Company has identified some instances of frequent trading in shares of certain Funds by a few current or former employees in their personal 401(k) plan accounts. These individuals include one trader and one officer of the Funds. These two individuals have been placed on administrative leave and the officer has resigned his position with the Funds.

7. The public disclosures of Defendants' involvement in market timing and other improper and illegal activities continued. On February 4, 2004, the Enforcement Section of the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth ("Secretary of State") filed an administrative complaint against Franklin Resources, Inc., Franklin Advisers, Inc., Franklin/Templeton Distributors, Inc., Templeton/Franklin Investment Services, Inc. and Franklin Private Client Group, Inc. charging them with securities fraud violations. The Secretary of State's Complaint alleges that these Franklin companies knowingly allowed a known market timer to engage in market timing in Franklin's mutual funds in a *quid pro quo* that the market timer would invest $10 million in a Franklin Hedge Fund, which needed the market timer's investment to remain viable. The Secretary of State seeks a Cease and Desist Order, disgorgement and a fine.

8. On February 9, 2004, defendants filed an 8-K report with the Securities and Exchange Commission (SEC). In said report, defendants state that SEC staff intends to recommend to the commission that it authorize the filing of an action against defendants and two

of its senior officers "relating to the frequent trading issues that are the subject of the SEC's investigation."

9. Thus, rather than fulfilling their promises to their shareholders, Defendants have engaged in a course of conduct which allowed market timing to the detriment of the Plaintiffs and the Class. Defendants' acts were in clear violation of the promises that they made to their shareholders and in violation of their fiduciary duties. As stated in the December 23, 2003 *Contra Costa Times*: "That employees could circumvent Franklin Resources' controls raises a red flag, said Roy Weitz, publisher of FundAlarm.com in Los Angeles. 'The key is how they got around the controls,' he said. 'I hope they make public what they plan to do to tighten up controls in the future."

10. The corporate governance section of Franklin Templeton Investments website claims to adhere to "business affairs consistent with the highest principles of honesty, integrity and ethics" and also proclaims that Defendants' culture "demands honesty and integrity and a commitment to strong internal practices and policies." Yet, the Defendants acted contrary to their business affairs, culture, internal policies and the prospectus by allowing and not restricting market timing activities to the detriment of the Plaintiffs and the Class.

II. JURISDICTION AND VENUE

11. The Court has jurisdiction over this action pursuant to 28 U.S.C. §§1331 and 1337, and the Investment Companies Act of 1940, 15 U.S.C. §80a-43, the Investment Advisers Act of 1940, 15 U.S.C. §80b-14, and Section 11 of the Securities Act, 15 U.S.C. §77k. The claims asserted herein arise under and pursuant to the Investment Companies and Investment Advisers Acts of 1940, 15 U.S.C. §80a-1 *et seq.* and 15 U.S.C. §80 b-1 *et seq.* and Section 11 of the Securities Act, 15 U.S.C. § 77k. The Court has supplemental jurisdiction over plaintiffs' state law claims pursuant to 28 U.S.C. §1367.

12. Venue is proper in this District pursuant to §22 of the 1933 Act (15 U.S.C. §77v), 15 U.S.C. §§80a-43, 80b-1, and 28 U.S.C. §1391(b). Defendants are headquartered and/or perform business in this District, and a substantial part of the events, acts, omissions and transactions complained of herein occurred in this District.

13. Defendants, directly and/or indirectly, used the means and instrumentalities of interstate commerce, the United States mails, and the facilities or the national securities markets in connection with the acts, conduct, and other wrongs complained of herein.

III. THE PARTIES

A. Plaintiff

14. Plaintiff Leo K. W. Lum is an individual residing in the Town of Hillsborough, County of San Mateo, California. Plaintiff also brings this action on behalf of the Class described herein. Mr. Lum purchased shares in a Franklin Templeton mutual fund in 1979 and he has continually held those shares to date.

B. Defendants

15. Defendant Franklin Resources, Inc. operates as a diversified financial company. Franklin Resources, Inc., through its consolidated subsidiaries, jointly known as Franklin Templeton Investments, provides a broad range of investment advisory, investment management and related services to open-end investment companies, including its own family of retail mutual funds. Franklin Templeton Investments offers more than 200 investment products which are distributed or marketed through a worldwide network of broker-dealers, financial planners, consultants, financial advisors and financial institutions.

16. Defendant Franklin Templeton Investor Services, LLC, ("FTIS") provides shareholder record keeping services and acts as a transfer agent and dividend-paying agent for the U.S.-registered Franklin Templeton open-end funds. FTIS is registered with the SEC as a transfer agent under the Securities Exchange Act of 1934. FTIS is compensated under an agreement with each fund on the basis of an annual fee per account, which varies with the fund and the type of services being provided, and is reimbursed for out-of-pocket expenses. In addition, certain funds compensate FTIS based on assets under management.

17. Defendant Franklin Advisors, Inc. ("FAI") is the investment advisor to many Franklin Templeton mutual funds and is registered with the SEC as an investment advisor.

18. Defendant Franklin/Templeton Distributors, Inc. ("FTD") is registered with the SEC as a broker dealer and retail seller of Franklin Templeton mutual funds.

19. Defendant Templeton/Franklin Investments Services, Inc. ("TFIS") is a broker dealer and investment advisor for the Franklin Templeton mutual funds and is registered with the SEC.

20. Defendant Franklin Private Client Services, Inc. ("FPCS") is an investment advisor for the Franklin Templeton mutual funds and is registered with the SEC.

21. There is a unity of interest and ownership between the corporate Defendants such that the acts of the one are for the benefit and can be imputed as the acts of the other.

22. At all relevant times, each defendant was and is the agent of each of the remaining Defendants, and in doing the acts alleged herein, was acting within the course and scope of such agency. Each defendant ratified and/or authorized the wrongful acts of each of the Defendants.

23. Defendants, and each of them, are individually sued as participants and as aiders and abettors herein alleged.

24. Numerous individuals and entities participated actively during the course of and in furtherance of the scheme described herein. The individuals and entities acted in concert by joint ventures and by acting as agents for principals, in order to advance the objectives of the scheme and to provide the scheme to benefit Defendants and themselves through the purchase and sale of mutual funds to the detriment of Plaintiffs and the Class.

IV. <u>CLASS ACTION ALLEGATIONS</u>

25. Pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure, Plaintiff brings this lawsuit on behalf of themselves, and a class of persons and entities ("the Class") who purchased, reinvested, owned and/or sold shares in Defendants' Franklin Templeton Mutual Funds at any time during the period from December 1, 1999 to December 21, 2003. Defendants' wrongful acts alleged in this action affected all of defendants' mutual funds. Excluded from the Class are: Defendants and their subsidiaries, successors, predecessors, present and former officers and directors, and members of their immediate families and any legal representatives, agents, affiliates, heirs, successors-in-interest or assigns of any excluded party.

26. This action is properly maintainable as a class action because it meets Rule 23 requirements for numerosity, commonality, typicality and superiority.

27. The Class is numerous and spread across the United States thus making the joinder of all Class members impracticable. Although the exact number of the owners of Defendants' mutual funds is unknown to Plaintiff at this time, Defendants are the fourth-largest mutual fund company in the United States with $302 billion in assets and millions of investors, further indicating the impracticability of joinder in this action. Information as to the identify of the Class members can be readily determined from records maintained by Defendants and their agents.

28. The following are questions of law and fact common to the class, which predominate over questions affecting individual members:

a. Whether Defendants' acts alleged herein violated federal securities laws;

b. Whether disseminations in the form of public documents, SEC filings, press releases and other statements to the investing public and Franklin's investors during the Class Period misrepresented material facts about market timing;

c. Whether Defendants' acts alleged herein breached fiduciary duties they owed to Plaintiffs and the Class;

d. Whether Defendants' acts alleged herein caused damage to Plaintiffs and the Class;

e. The extent to which Plaintiffs and members of the Class have sustained damage and the proper measure of those damages.

29. Plaintiff's claims are typical of those asserted by the other Class Members and Plaintiff's interests are not adverse or antagonistic to the interests of the Class.

30. Plaintiff will vigorously prosecute this action using the competent counsel they have retained. Plaintiffs' counsel is experienced in class action securities litigation. Hence, Plaintiff is an adequate representative for the Class and will represent their interests fairly and adequately. Plaintiff does not anticipate any problem with managing this litigation as a class action.

31. The class mechanism is an efficient and fair method for adjudicating this action and is superior to other methods. The size of the Class would make other methods impracticable and without the use of the class mechanism, many individual Class members might not be able to afford or prosecute their individual claims.

V. BACKGROUND OF MUTUAL FUNDS AND NET ASSET VALUE PRICING, AND THE HARM CAUSED TO INVESTORS BY MARKET TIMING

32. More than one-half of households in the United States invest in mutual funds, a $7 trillion dollar industry. The investments are meant to be long term and many investors invest through 401(k) or retirement accounts so that they will have the monies at retirement. In order to protect these investments, the law requires that the same opportunities be offered to every investor and that all investors have equal access to information. If these rules are not followed, then the investors who receive preferential treatment or access to special information have an advantage over those investors who do not.

33. According to the law governing mutual funds, mutual funds price and redeem their shares at the net asset values ("NAV") next computed after receipt of redemption requests, and make prompt payment of redemption proceeds. This price must be calculated at least once a day, weekends excluded, at a specific time or times each day. Generally, mutual funds in the United States calculate their NAV at 4:00 p.m., Eastern Standard Time, after the close of the United States' market so that the NAV can be published in the next day's newspaper and other sources.

34. The SEC monitors mutual funds' valuation and has issued releases, including Investment Act Release No. 5519 (October 16, 1968) and Accounting Series, Release No. 118 ("ASR") which warn of problems in valuation and provide guidelines on valuation issues.

35. By the late 1990s, the SEC began detecting an increasing number of investors who took advantage of the arbitrage opportunities in mutual funds. In 1999, the SEC advised mutual funds to review their obligations to price and redeem fund shares during emergency or unusual situations. *See* SEC Division of Investment Management: December 1999 Letter to Investment Company Institute regarding Valuation. The SEC letter referred to the Investment Company Act

of 1940 which requires mutual funds to price and redeem their shares at the net asset values next computed after receipt of redemption requests and the SEC provided advice about the way to determine valuation. The SEC warned that: "These pricing requirements are critical to ensuring that the prices at which fund shares are purchased and redeemed are fair, and do not result in dilution of shareholder interests or other harm for shareholders." Failure to follow these rules will hurt investors. The SEC continued to warn mutual funds about the dangers of failing to properly determine valuation and the harm to investors which occurs when there is market timing, including the dilution of the long-term value of the mutual funds. The SEC reminded the mutual funds that it is the Board of Directors' responsibility to make sure that valuation was done fairly and properly.

36. There are quite a few procedures that mutual fund companies can take to limit market timing. For example, mutual funds can change the manner in which they value the funds, can impose redemption fees for short-term trades and/or can limit the frequency of short-term trading.

VI. DEFENDANTS KNOWINGLY PERMITTED THIRD PARTIES TO TIME AND IMPROPERLY TRADE IN FRANKLIN TEMPLETON MUTUAL FUNDS

37. Defendants recognize the harm that market timers cause and have a market timing desk in Franklin Templeton Investor Services, LLC which purportedly tracks and stops market timing.

38. Defendants promise in the Franklin Templeton mutual funds prospectuses that they prohibit market timers. For example, the May 1, 2003 prospectus for Franklin Mutual Series Fund, Inc. represents:

> The Funds do not allow investments by Market Timers and may restrict or refuse purchases or exchanges by a shareholder who fails to comply with the restrictions set forth below. You may be considered a market timer if you have (i) requested an exchange or redemption out of any of the Franklin Templeton funds within two weeks of an earlier purchase or exchange request out of any fund, or (ii) exchanged or redeemed shares out of any of the Franklin Templeton funds **more than twice** within a rolling 90 day period. Accounts under common ownership or control with an account that is covered by (i) or (ii) are also subject to these limits.

> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by the Funds, its manager or shareholder services agent, will be issued written notice of their status and each Fund's policies. Identified Market Timers will be required to registered with the market timing desk of Franklin Templeton Investor Services LLC, and to place all purchases, exchange and redemption trade requests through the desk. **Identified Market Timers who redeem or exchange their shares of the Discovery and European Funds within 90 days of purchase will be assessed a fee of 2% of redemption proceeds.** This redemption fee does not apply to 401(k) participant accounts, accounts not held individually through Franklin Templeton Investor Services, LLC, and funds under the automatic dividend reinvestment program and the systematic withdrawal program. (Emphasis added.)

39. The prospectus then lists additional policies:

> ADDITIONAL POLICIES Please note that the Funds maintain additional policies and reserve certain rights, including:
>
> - The Funds may restrict or refuse any order to buy shares, including any purchase under the exchange privilege.
> - The Funds many modify, suspend, or terminate telephone/online privileges at any time. . . .

40. Defendants have made these same type of representations that they take steps to stop market timing in each of their prospectuses and have made these representations throughout the Class Period.

41. Defendants represented that they had procedures in place to stop the market timing which is prohibited in their prospectuses.

42. In a statement on Defendants website in October 2003, Defendants represented:

> **Market Timing Policies.** Franklin Templeton's policies regarding market-timing activities are included in its mutual fund prospectuses, which outline the specific activities that are prohibited and the steps that can be taken. **Franklin Templeton's policy is to apply its policies and procedures governing market timing consistently to all shareholders given the nature of their accounts with us. Templeton has been very proactive in our efforts to monitor trading activity in mutual fund shares that is inconsistent with these policies and procedures, and when detected, such market trades are rejected.** As we stated to the SEC in response to their request for information, to the best of our knowledge, none of the funds within our complex have arrangements (formal or informal) to allow customers to trade frequently in fund shares in violation of a fund's prospectus. (Emphasis added.)

Defendants in the same statement also represented that they had a strict Code of Ethics for their employees:

> Franklin Templeton Investments maintains a clear and comprehensive Ethics that governs personal trading in securities by employees of the company. . . All employees are expected to conduct such investment activity within the bounds of and consistent with the company's stated policy of protecting the best interests of all Franklin Templeton mutual fund shareholders.

43. Donald F. Reed, President and Chief Executive Officer of Franklin Templeton Investments Corporation stated, in a November 12, 2003 letter to Canadian investors that the company takes strong measures to prevent market-timing and enforces stringent personal trading policies under a comprehensive Code of Ethics.

44. Co-presidents Martin Flanagan and Gregory Johnson of Franklin Resources, Inc. in a November 23, 2003 *San Francisco Chronicle* interview explained the company's policies:

> Q: Do you have market timing restrictions or prohibitions in your prospectuses?
>
> Johnson: Yes. It's evolved over time, as this issue around timing has evolved.
>
> Q: Perhaps we can step back for a moment to talk about how some of the practices being investigated by regulators hurt individual investors.
>
> Flanagan: Today, we're being told market timing is bad. What Greg is talking about is, there's a part of market timing that is one of the strengths of mutual funds– asset allocating for your portfolio, long-term investing. We are being told market timing is bad when large amounts of money comes in, and the portfolio manager is forced to make a decision that he would not do otherwise because of the flows. That's where were think it's problematic for other shareholders.
>
> Q: How do they lose out?
>
> Flanagan: They lose out because the portfolio manager is now making a decision he would not have made otherwise, whether that means selling shares that he wants to hold or trying to buy more shares that he would really like to hold off on.
>
> Johnson: What's important is that the industry has identified this as being disruptive and is taking steps to go after those who have been doing it for years. *We*

> *have put a considerable amount of resources into policies and rooting out those hedge funds that have taken advantage of this crisis within the international funds.* We try to do that in a way that hasn't taken away from the ability of most shareholders to move money around as they see fit.

45. In October 2003, while Defendants were representing that there was no improper activity in Franklin Templeton mutual funds, their employees were selling substantial amounts of stock. For example, co-president Martin Flanagan sold 4,229 shares of stock on October 1, 2003 for proceeds of $186,921.79; 82,8000 shares of stock on October 30, 2003 for proceeds of $3,951,158.40 based upon his exercising options for 82,800 shares of stock at cost of $2,753,100.00 on the same date. Flanagan had not sold any shares of stock since October 1, 2001. Co-president Gregory Johnson sold 50,000 shares of stock on October 29, 2003 for proceeds of $2,396,835 based upon his exercising options for 50,000 shares of stock at cost of $1,643,750.00 the same day. On October 31, 2003, Johnson sold 50,000 shares of stock for proceeds of $2,399,060.00 based upon exercising 50,000 shares of options at a cost of $1,662,500.00 on the same day. Prior to those sales, Johnson last sales had been on August 14, 2001.

46. On December 22, 2003, Defendants represented in a filing with the SEC that they had suspended three employees for engaging in market late timing in their own accounts. According to the December 23, 2003 *The New York Times*, "The trader and one officer rapidly traded shares in their personal retirement accounts, Franklin said. It declined to specify where the third employee traded, saying only that the individual was an officer of a subsidiary and had been placed on leave until the completion of the inquiry that had uncovered the trades."

47. In addition to allowing employees to engage in market timing, Defendants also allowed favored investors to engage in market timing. The February 4, 2004 Complaint filed by the Massachusetts Secretary of State describes in detail Defendants' actively and knowingly allowing a favored investor to engage in market timing in a *quid pro quo* for the investor depositing $10 million in one of Defendants' hedge funds.

48. The Secretary of State's Complaint alleges that beginning in early 2001, top senior managers of Defendants were responsible for structuring new Franklin Templeton hedge funds–new investments being critical for the success of the hedge funds. Since at least March of 2001, senior management sought investments from a limited partnership controlled by Daniel G. Calugar ("Calugar"), a known market timer. According to the Secretary of state, Defendants knew Calugar was a market timer.

49. On April 6, 2001, Calugar opened a $30 million profit sharing account under the name of his broker dealer. From the beginning of this relationship, Defendants knowingly allowed Calugar to market time. An internal April 20, 2001 email states: "The client [SBI/Calugar] is a b/d that is a timer. My buddy at MFS informed me the other day that Security Brokerage dumped $11 million of timing money. They are new to us and MFS. Per Shannon's internal, they have permission to time". Exhibit A attached hereto. The e-mail further states that they have accepted the plan and that Calugar has agreed to the two (2) round trips a quarter allowed by the prospectus. As a *quid pro quo* for the plan, Calugar agreed to invest $40 million in a Franklin Templeton hedge fund.

50. Although some of Defendants' employees expressed concern about the arranging, including stating that the agreement did not pass the "smell test," this market timing agreement was approved at the highest level of Defendants' organization–approval by Charles Johnson, eldest son of Franklin's current chairman. An internal June 4, 2001 email states:

> Interesting development: We heard from the rep that this client some how got in touch with **Chuck Johnson**. While we don't know what was discussed completely, **Chuck agreed to accept this clients money in various funds and a hedge fund**.

Exhibit B attached hereto (emphasis added).

51. On August 14, 2001, Calugar confirmed the agreement, including the *quid pro quo* portion of the agreement:

I want to confirm that, pursuant to our discussions, we intend to place the following new purchases in Franklin Templeton Hedge funds and Franklin Templeton Mutual funds:

DCIP, LP (DCIP) will purchase $10 million in the Franklin Templeton Strategic Growth Fund, LP effective September 1. We will wire the funds for this investment on August 20.

During the balance of 2001, Security Brokerage, Inc. (SBI) will make purchases of up to $45 million in the Franklin Strategic Small Cap Growth Fund (FRSGX). These positions will be invested using a market timing approach we discussed and as described below. All positions will be held in the name of Security Brokerage, Inc. and will be registered as Network Level 3 positions and exchanged through NSCC Fund/SERV. I will e-mail the account number for the mutual fund position as soon as the account is set up.

The aggregate number of round trip exchanges between the Small Cap Growth Fund and the Franklin Money fund made by the market timing model will not exceed four per month. I recognize that market timing is a privilege and not a right, and should Franklin Templeton at any future time elect to terminate our exchange privilege for this account (or assess exchange fees on the account), we will promptly cease all exchange activity. As we discussed, should that decision be made, we would appreciate your exercising discretion to permit DCIP the option to redeem its hedge fund position.

My intent is that DCIP will keep the hedge fund positions for at least as long as Security Brokerage is permitted to have the timing allocation in Franklin Templeton mutual funds.

I very much appreciate the privilege of making these investments, and the work that you have done to make this possible.

Exhibit C attached hereto (emphasis added). Calugar's ability to market time four times per month violated the explicit prospectus language prohibiting market timing.

52. Calugar continued to communicate to Defendants his intent to market time and informed them that he had been engaging in such schemes with other mutual funds.

53. Calugar recognized that his market timing was contrary to the representations in Defendants' prospectuses and he sought assurances that he would be allowed to market time:

Just looking at the prospectus, I don't see a solution to theses issues that would permit us to make the 4 round trip exchanges per month that we desire to place for the assets invested in Franklin Small Cap Growth. As you know, there is a one year lock up on funds invested in the Franklin Templeton Strategic Growth Fund, so it is important to me that before we make a $10 million investment in the hedge fund, we are able to make reasonably certain that we will be able to make the Franklin Small Cap Growth Fund investment in the manner that we have presented to you.

Because of the significance of this matter, I would like to be able to discuss any proposed solution to these issues both with you and the persons on the mutual

> fund side who monitor and enforce the market timing rules to make sure we are all on the same page. It seems clear to me that movement of $45 million mutual fund position will not go unnoticed, and I want to determine, before making the investment, what the response from the market timing reviewers will be.

Exhibit D attached hereto (emphasis added).

54. On August 29, 2001, Defendants, in direct violation of their duties and obligations to all investors, confirmed that Calugar would be allowed to engage in the market timing scheme:

> Provided your trades are limited to no more that four (4) per month and you use Fund/SERV for these exchanges, the 2% fee will not be assessed.
>
> * * *
>
> We understand that your investment in our hedge funds is contingent on your ability to invest in our mutual funds. However, we reserve the right to revoke your right to make multiple monthly trades thereby subjecting you to the timing penalty. Further, in the event we revoke your right to multiple monthly trading, we would allow you to withdraw your funds from our hedge funds without penalty notwithstanding the lockup requirement.

Exhibit E attached hereto.

55. As demonstrated by emails, Calugar continued to market time with Defendants' full knowledge and assistance. On September 6, 2001, Calugar, following Defendants' instructions, wired $10 million to Defendants for investment in Defendants' hedge fund, the amount represented 59% of the total funds invested.

56. On September 9, 2001, Calugar, in the name of his broker-dealer, opened another account with Defendants for the sole purpose of engaging in market timing.

57. On October 24, 2001, Calugar advised Defendants that he would be making further investments in order to market time and asked about increasing his hedge fund investment as a *quid pro quo* to be allowed to engage in more market timing:

> I also wanted to know whether you might be in a position to take an additional $15 million hedge fund investment with an additional $65 million invested in the Small Cap Growth Fund? That would bring my hedge fund investment to $25 million and my mutual fund investment to $110 million. I would need to get funding from Citibank to do this, and it would probably take a month or two to get the loan in place. There is no guarantee that I could get the funding from Citibank, but if the positions are available I will see what Citibank can do.

Exhibit F attached hereto.

58. Calugar continued to engage in market trading with Defendants' full knowledge and assistance.

59. In April of 2002, Calugar again wrote Defendants about the possibility of him increasing his hedge fund investment in exchange for being allowed to engage in $280 million in market timing in additional mutual funds of Defendants. Defendants took action to arrange and implement this new agreement, but in August 2002, Calugar instead redeemed his $10 million hedge fund investment, causing the hedge fund to fail.

60. On February 9, 2004, defendants filed an 8-K report with the Securities and Exchange Commission (SEC). In such report, defendants state that SEC staff intends to recommend to the commission that it authorize the filing of an action against defendants and two of its senior officers "relating to the frequent trading issues that are the subject of the SEC's investigation." In said report, defendants also state:

> The company cannot predict with certainty the eventual outcome of the foregoing Massachusetts administrative proceeding or other governmental investigations, nor whether they will have a material negative financial impact on the Company. However, public trust and confidence are critical to the Company's business and any material loss of investor and/or client confidence could result in a significant decline in assets under management by the Company, which would have an adverse effect on future financial results.

61. These market timing trades by employees and clients of Defendants are specifically contrary to the prohibitions against market timing in Defendants' prospectuses, the employees' Code of Ethics and Defendants' representations, and are in breach of Defendants' fiduciary duties. Such wrongful conduct of defendants, its officers, directors and employees affected all of defendants' mutual funds.

FIRST CLAIM FOR RELIEF

VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

62. Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

63. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k. This claim does not sound in fraud, and neither fraud nor scienter is an element of this claim.

64. The prospectuses issued by Defendants regarding the Franklin Templeton Mutual Funds, at the time they were issued and became effective, were inaccurate and misleading,

contained untrue statements of material fact and/or omitted to state material facts necessary to make the statements made therein not misleading, as set forth above. The matters detailed above would have been material to a reasonable person reviewing the registration statements and the financial statements incorporated therein.

65. Defendants were responsible for the contents and dissemination and the prospectuses and/or consented to the use of their name in the prospectuses, and are therefore liable under Section 11 of the Securities Act for any material misrepresentations or omissions contained therein.

66. Defendants did not make a reasonable investigation and did not possess reasonable grounds for believing that the statements contained in the prospectuses were true, did not omit any material fact, and were not materially misleading.

67. Plaintiff and the Class did not know or in the exercise of reasonable diligence could not have known of the misstatements and omissions of material fact contained in the prospectuses.

68. Plaintiff and the Class have sustained damages as a result of the misstatements and omissions of material fact contained in the Prospectuses for which they are entitled to compensation.

69. Defendants owed the investors in their mutual funds, including Plaintiff and the Class, a duty to make a reasonable and diligent investigation of the statements contained in the prospectuses at the time they became effective, to ensure that they were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. In the exercise of reasonable care, Defendants knew or should have known of the material misstatements and omissions contained in the prospectuses.

WHEREFORE, Plaintiff and the Class pray for relief as set forth below.

SECOND CLAIM FOR RELIEF

BREACH OF FIDUCIARY DUTY

70. Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

71. By virtue of Plaintiff's and the Class' ownership of shares of the Franklin Templeton Mutual Funds, the representations that Defendants made in the Franklin Templeton Mutual Funds prospectuses about market timing, and the obligations imposed by law, Defendants owed Plaintiff and the Class fiduciary duties of the highest good faith, integrity and fair dealing.

72. Defendants and each of them breached their fiduciary duties by engaging in the acts and omissions detailed more fully above, including but not limited to, treating certain mutual fund investors differently than other mutual fund investors, allowing their own employees and favored clients to engage in market timing, failing to follow their disclosed policy and procedures of preventing market timing, affirmatively allowing certain investors to engage in timing and other unlawful acts in exchange for providing business to Defendants, and failing to disclose their true practices and procedures to Plaintiffs and the Class.

73. Each of the Defendants knew that the other Defendants were breaching their fiduciary duties to Plaintiffs and the Class. Notwithstanding their knowledge, Defendants and each of them, engaged in conduct, herein before described, which rendered substantial assistance to, encouraged, and/or aided and abetted the breaches of fiduciary duty.

74. As a result of the wrongful conduct of Defendants, Plaintiff and the Class have suffered and will continue to suffer economic losses and other general and specific damages, all in an amount to be determined according to proof.

75. The aforementioned acts of Defendants, and each of them, were done maliciously, oppressively, and with intent to defraud, and Plaintiff and the Class are entitled to punitive and exemplary damages in an amount to be shown according to proof at the time of trial.

WHEREFORE, Plaintiff and the Class pray for relief as set forth below.

THIRD CLAIM FOR RELIEF

VIOLATIONS OF INVESTMENT COMPANY ACT OF 1940

15 U.S.C. § 80a-1 *et seq.*

76. Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

77. This claim is brought pursuant to the Investment Company Act of 1940, 15 U.S.C. § 80a-1 *et seq*., 15 U.S.C. § 22 and 17 C.F.R. § 270.22c-1, promulgated thereunder, regulate the pricing of mutual funds. Section 15 U.S.C. § 2(a)(41)(B) of the Act, 15 U.S.C. §80a-2, defines value as (i) with respect to securities for which market quotations are readily available, the market value of such securities; and (ii) with respect to other securities and assets, fair value as determined in good faith by the board of directors. The definition is also used in Rule 2a-4 as the required basis for computing a fund's current NAV.

78. The purpose of 15 U.S.C. § 80a-22(d) is to avoid discrimination among investors. Section 22(d), along with Section 22(f), protect the primary distribution system for mutual fund securities. Section 22(d)'s purpose is to eliminate price competition. Section 22(f) restricts the transferability of mutual funds except in "conformity with the statements contained in the registration statements nor in contravention of such rules and regulations as the [Securities & Exchange] Commission may prescribe in the interests of the holders of all of the outstanding securities of such investment company."

79. 15 U.S.C. § 80a-36 provides that: "Whoever steals, unlawfully abstracts, unlawfully and willingly converts to his own use or to the use of another, or embezzles any of the moneys, funds, securities, credits, property, or assets of any registered investment company shall be deemed guilty of a crime. . ."

80. Defendants violated the Investment Company Act of 1940 by, among other actions, failing to properly value their mutual funds in light of their knowledge that investors and employees were engaged in market timing and other unlawful acts which impacted the value of their funds and decreased the value of other investors' investments.

81. Plaintiff and the Class suffered damage as a result of the wrongful conduct of Defendants, and each of them, and are therefore entitled to compensation.

WHEREFORE, Plaintiffs and the Class pray for relief as set forth below.

/ / /

/ / /

/ / /

FOURTH CLAIM FOR RELIEF

VIOLATIONS OF THE INVESTMENT ADVISERS ACT OF 1940

15 U.S.C. § 80-b *et seq.*

82. Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

83. This claim is brought pursuant the Investment Advisers Act of 1940, 15 U.S.C. § 80-b *et seq*.

84. 15 U.S.C. § 80b-6 provides that: "It shall be unlawful for any investment adviser, by use of the mails or any means or instrumentality of interstate commerce, directly or indirectly:

(1) to employ any device, scheme, or artifice to defraud any client or prospective client;

(2) to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client;

* * *

(4) to engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative. . . ."

85. Defendants FAI and FPCS offer advisory services for the Franklin Templeton mutual funds and is are investment advisors under the Investment Advisers Act of 1940.

86. Defendants violated the Investment Advisers Act of 1940 by engaging or substantially assisting in schemes, transactions, practices and/or courses of business which operated as a fraud and/or deceit upon Plaintiffs and the Class by engaging in the scheme described above. The acts, practices, and/or course of business were also deceptive and/or manipulative.

87. As a result of said acts, Plaintiff and the Class have been damaged and they are entitled to compensation.

WHEREFORE, Plaintiff and the Class pray for relief as set forth below.

/ / /

/ / /

/ / /

PRAYER FOR RELIEF

Based on the allegations stated above, Plaintiff and the Class pray for the following relief:

1. Certification of a Plaintiff Class pursuant to Rule 23 of the Federal Rules of Civil Procedure;
2. General and compensatory damages according to proof;
3. Special damages according to proof;
4. Punitive and exemplary damages according to proof on the breach of fiduciary duty claim;
5. Reasonable attorneys' fees;
6. Costs and Expenses of the proceedings;
7. Prejudgment interest at the maximum legal rate; and
8. Such other and further relief as the Court deems proper.

Dated: February 11, 2004

COREY, LUZAICH, PLISKA, de GHETALDI & NASTARI, LLP

By: ______________________
JERRY E. NASTARI
Attorneys for Plaintiff and the Class

JURY TRIAL DEMAND

Pursuant to Federal Rule of Civil Procedure 38, Plaintiff, individually and on behalf of all others similarly situated, demand a trial by jury of all issues which are subject to adjudication by a trier of fact.

Dated: February 11, 2004

COREY, LUZAICH, PLISKA, de GHETALDI & NASTARI, LLP

By: ______________________
JERRY E. NASTARI
Attorneys for Plaintiff and the Class

I 1/3

Exhibit A

Johnson, Tom [Sales]

From: Johnson, Tom [Sales]
Sent: Monday, June 04, 2001 2:37 PM
To: Mumford, Toby; Cleaner, Murray; Jones, Peter; Reinhold, Dan; O'Lear, Dan
Cc: Bensen, Philip; Rodriguez, Ralph
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

my main concern is regarding the finder's fees and timing. Since we not paying a prepaid and we can monitor the plan for compliance, I'm fine. My thoughts though are that it doesn't pass the smell test.

-----Original Message-----
From: Mumford, Toby
Sent: Monday, June 04, 2001 1:41 PM
To: Cleaner, Murray; Jones, Peter; Reinhold, Dan; O'Lear, Dan
Cc: Bensen, Philip; Rodriguez, Ralph; Johnson, Tom [Sales]
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

Peter, let me know how you want to proceed. The 12b1 payment structure will not generate in a loss to Franklin as most likely a finders fee would. I wonder if taking this type of business sends the wrong message into the world that Tom Johnson is trying to control. Murray, what costs do we incur for the conversion and would we loose money if we converted and then had to ask the account to leave after 6 months? Tom, what are your thoughts regarding this? Toby

-----Original Message-----
From: Cleaner, Murray
Sent: Sunday, June 03, 2001 10:48 PM
To: Jones, Peter; Mumford, Toby; Reinhold, Dan; O'Lear, Dan
Cc: Bensen, Philip; Rodriguez, Ralph
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

Sorry for the delay. I was on vacation..

As of two weeks ago, the conversion had not taken place. The rep said that they are waiting for the markets to settle. Ralph Rodriguez (of our BRP staff) will be calling the rep monthly to inquire about the status of the plan. There will be no finder's fees. 12b-1s will begin immediately. Please let me know if you need further information.

Thanks,
Murray

-----Original Message-----
From: Jones, Peter
Sent: Tuesday, May 29, 2001 9:31 AM
To: Mumford, Toby; Reinhold, Dan; O'Lear, Dan
Cc: Cleaner, Murray; Bensen, Philip
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

murray, can you fill in the blanks please.

-----Original Message-----
From: Mumford, Toby
Sent: Tuesday, May 29, 2001 12:30 PM
To: Jones, Peter; Reinhold, Dan; O'Lear, Dan
Cc: Cleaner, Murray; Bensen, Philip
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

I asked the 1% question the other day. We are not paying a 1% up front but will pay a 12b1 fee as we go thus not exposing us. The client and rep are both waiting until the market settles down and then they will move forward with FT. I have assumed that Tom is OK with the 2 round trips per quarter. Don't know all of the core funds to be used. Toby

-----Original Message-----
From: Jones, Peter
Sent: Tuesday, May 29, 2001 8:55 AM

213

To: Reinhold, Dan; O'Lear, Dan
Cc: Cleaner, Murray; Mumford, Toby; Benson, Philip
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

i feel very uncomfortable with this plan. how are we monitoring? did we pay a 1% fee or straight nav? what funds are being used?

-----Original Message-----
From: Reinhold, Dan
Sent: Tuesday, May 29, 2001 11:05 AM
To: Jones, Peter; O'Lear, Dan
Cc: Cleaner, Murray
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

It's still with us. They agreed to two round trips a quarter. So far, so good. The conversion was already done at the time of the discussion.

-----Original Message-----
From: Jones, Peter
Sent: Monday, May 28, 2001 11:52 AM
To: O'Lear, Dan; Johnson, Tom [Sales]; Reinhold, Dan
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

funny you ask. i asked bensen on friday and left murray a vm today. i'll let you know.

-----Original Message-----
From: O'Lear, Dan
Sent: Saturday, May 26, 2001 7:51 PM
To: Johnson, Tom [Sales]; Reinhold, Dan
Cc: Jones, Peter
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

Doing a little old email house cleaning.Did we end up keeping this plan or kicking him out?

-----Original Message-----
From: Johnson, Tom [Sales]
Sent: Friday, April 20, 2001 11:28 AM
To: O'Lear, Dan
Subject: FW: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

spoke with Reinhold. He agrees. Get this though, there is only one participant!!

-----Original Message-----
From: Johnson, Tom [Sales]
Sent: Friday, April 20, 2001 8:57 AM
To: O'Lear, Dan
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

Dan - It is regarding the rep here. This guy, Renee Henriksen, is a timer in Shannon's territory. The client is a b/d that is a timer. My buddy at MFS informed me the other day that Security Brokerage dumped $11 million of timing money. They are new to us and MFS. Per Shannon's internal, they have permission to time

-----Original Message-----
From: Reinhold, Dan
Sent: Monday, April 16, 2001 2:10 PM
To: Shannon, Dennis; Cummins, Dominic; Forrester, Rob; Delgado, Juan-Carlos
Cc: Sales BRP Support SMO; Sales BRP Support STP; Sales BRP Whalers; Sales Fed ALL; Sales Fid ALL; Sales Management; Sales W/R All
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

Congratulations Dennis, Dominic, Rob and Juan Carlos!
$30,000,000...Outstanding plan! T[illegible]
teammates. Best Regards, Dan

CONGRATULATIONS!!!

BRP Team: Rob Forrester/ Juan Carlos Delgado
Retail Team: Dennis Shannon/Dominic Cummins

Plan Name: Security Brokerage, Inc. Profit Sharing Plan
Product Type: RK Solutions
Broker Name: Rene Henriksen
Broker Firm: Wells Fargo Van Kaspar
TPA Firm: NA
Eligible Employees: NA
Current Plan Value: $30,000,000.00
Retainer Received: 4/06/01
Conversion Date: ASAP (Special Circumstances)
TRG Contact: Ralph Rodriguez
CRM Coupon: No

Exhibit B

Jones, Peter

From: Bensen, Philip
Sent: Thursday, September 11, 2003 6:26 PM
To: Jones, Peter
Cc: National Sales Managers Email
Subject: FW: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

final on this issue

-----Original Message-----
From: Jones, Peter
Sent: Tuesday, August 28, 2001 1:56 PM
To: Bensen, Philip
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

i heard and discussed with murray. we'll see.

-----Original Message-----
From: Bensen, Philip
Sent: Tuesday, August 28, 2001 12:41 PM
To: Jones, Peter
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

Peter,
Interesting development : We heard from the rep that this client some how got in touch with Chuck Johnson. While we don't know what was discussed completely, Chuck agreed to accept this clients money in various funds and a hedge fund. Rep isn't too put out although he did mention disappointment with client going around his back and getting to work with Franklin. Thought you'd want to know.
Philip.

-----Original Message-----
From: Jones, Peter
Sent: Monday, June 04, 2001 3:09 PM
To: Mumford, Toby; Cleaner, Murray; Reinhold, Dan; O'Lear, Dan
Cc: Bensen, Philip; Rodriguez, Ralph; Johnson, Tom (Sales)
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

based on everything i've heard let's pass. please advise if anyone disagrees. we do not want timing money.

-----Original Message-----
From: Mumford, Toby
Sent: Monday, June 04, 2001 1:41 PM
To: Cleaner, Murray; Jones, Peter; Reinhold, Dan; O'Lear, Dan
Cc: Bensen, Philip; Rodriguez, Ralph; Johnson, Tom (Sales)
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

Peter, let me know how you want to proceed. The 12b1 payment structure will not generate in a loss to Franklin as most likely a finders fee would. I wonder if taking this type of business sends the wrong message into the world that Tom Johnson is trying to control. Murray, what costs do we incur for the conversion and would we loose money if we converted and then had to ask the account to leave after 6 months? Tom, what are your thoughts regarding this? Toby

-----Original Message-----
From: Cleaner, Murray
Sent: Sunday, June 03, 2001 10:48 PM
To: Jones, Peter; Mumford, Toby; Reinhold, Dan; O'Lear, Dan
Cc: Bensen, Philip; Rodriguez, Ralph
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

Sorry for the delay. I was on vacation.

As of two weeks ago, the conversion had not taken place. The rep said that they are waiting for the markets to settle. Ralph Rodriguez (of our BRP staff) will be calling the rep monthly to inquire about the status of the plan. There will be no finder's fees. 12b-1s will begin immediately. Please let me know if you need further information.

Thanks,
Murray

-----Original Message-----
From: Jones, Peter
Sent: Tuesday, May 29, 2001 8:31 AM
To: Mumford, Toby; Reinhold, Dan; O'Lear, Dan
Cc: Cleaner, Murray; Bensen, Phillip
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

murray, can you fill in the blanks please.

-----Original Message-----
From: Mumford, Toby
Sent: Tuesday, May 29, 2001 12:30 PM
To: Jones, Peter; Reinhold, Dan; O'Lear, Dan
Cc: Cleaner, Murray; Bensen, Philip
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

I asked the 1% question the other day. We are not paying a 1% up front but will pay a 12b1 fee as we go thus not exposing us. The client and rep are both waiting until the market settles down and then they will move forward with FT. I have assumed that Tom is OK with the 2 round trips per quarter. Don't know all of the core funds to be used. Toby

-----Original Message-----
From: Jones, Peter
Sent: Tuesday, May 29, 2001 8:55 AM
To: Reinhold, Dan; O'Lear, Dan
Cc: Cleaner, Murray; Mumford, Toby; Bensen, Phillip
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

i feel very uncomfortable with this plan. how are we monitoring? did we pay a 1% fee or straight nav? what funds are being used?

-----Original Message-----
From: Reinhold, Dan
Sent: Tuesday, May 29, 2001 11:05 AM
To: Jones, Peter; O'Lear, Dan
Cc: Cleaner, Murray
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

It's still with us. They agreed to two round trips a quarter. So far, so good. The conversion was already done at the time of the discussion.

-----Original Message-----
From: Jones, Peter
Sent: Monday, May 28, 2001 11:52 AM
To: O'Lear, Dan; Johnson, Tom (Sales); Reinhold, Dan
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

funny you ask. I asked bensen on friday and left murray a vm today. i'll let you know.

-----Original Message-----
From: O'Lear, Dan
Sent: Saturday, May 26, 2001 7:51 PM
To: Johnson, Tom (Sales); Reinhold, Dan
Cc: Jones, Peter
Subject: RE: Sold RK Solution - Security Brokerage, Inc. Profit Sharing Plan

Doing a little old email house cleaning. Did we end up keeping this plan or kicking him out?

-----Original Message-----
From: Johnson, Tom (Sales)

Exhibit C

Delucchi-Kahale, Maria

From: Guss, Ann
Sent: Wednesday, August 15, 2001 12:15 PM
To: Delucchi-Kahale, Maria
Subject: FW: Franklin Templeton Investments

per your request

ag

-----Original Message-----
From: Daniel G. Calugar [mailto:Dan@sbil.com]
Sent: Tuesday, August 14, 2001 10:39 PM
To: Franklin; Bill Post (E-mail)
Subject: Franklin Templeton Investments

Bill,

Thank you for spending time with me to discuss investment opportunities with Franklin Templeton. I appreciate the opportunity to invest both in the Franklin Templeton Strategic Growth Fund, LP and the Franklin Strategic Small Cap Growth Fund (FRSGX).

I want to confirm that, pursuant to our discussions, we intend to place the following new purchases in Franklin Templeton Hedge funds and Franklin Templeton Mutual funds:

DCIP, LP (DCIP) will purchase $10 million in the Franklin Templeton Strategic Growth Fund, LP effective September 1. We will wire the funds for this investment on August 20.

During the balance of 2001, Security Brokerage, Inc. (SBI) will make purchases of up to $45 million in the Franklin Strategic Small Cap Growth Fund (FRSGX). These positions will be invested using a market timing approach we discussed and as described below. All positions will be held in the name of Security Brokerage, Inc. and will be registered as Network Level 3 positions and exchanged through NSCC Fund/SERV. I will e-mail the account number for the mutual fund position as soon as the account is set up.

The aggregate number of round trip exchanges between the Small Cap Growth Fund and the Franklin Money Fund made by the market timing model will not exceed four per month. I recognize that market timing in a mutual fund is a privilege and not a right, and should Franklin Templeton at any future time elect to terminate our exchange privilege for this account (or assess exchange fees on the account), we will promptly cease all exchange activity. As we discussed, should that decision be made, we would appreciate your exercising discretion to permit DCIP the option to redeem its hedge fund position.

My intent is that DCIP will keep the hedge fund positions for at least as long as Security Brokerage is permitted to have the timing allocation in Franklin Templeton mutual funds.

I very much appreciate the privilege of making these investments, and the work that you have done to make this possible.

As we discussed on the telephone, there are 3 issues for which I would like guidance in filling out the Subscription Agreement.

Page 2, Clause (g)(iii) makes the representation that all partners in DCIP will participate in gains and losses

losses from the hedge fund in the same proportion as all other investments of DCIP. The partnership agreement for DCIP has provisions that provide preferred but limited participation in profits for some DCIP partners. There are no provisions that would allocate the Franklin Templeton gains and losses differently than other investment gains and losses, but all investment gains and losses of DCIP are subject to allocation provisions that differentiate between different classes of partners in DCIP. I don't think there is a conflict here, but I wanted to make sure that this was not a problem.

I am not sure if DCIP is a "private investment company" under third "yes/no" question on page I-3. DCIP does engage solely in the activity of investment and has equity of over $250 million. I am not familiar with "sections 3(c)(1) and (c)(7)" of the Investment Company Act.

I am not sure if DCIP is a "Private Investment Fund" under item (f) on page I-7. It seems to meet all of the requirements, subject to the meaning of "sections 3(c)(1) and (c)(7)" of the Investment Company Act.

I plan to Fed Ex the subscription agreement to you on Wednesday.

Best personal regards,

Dan Calugar

Exhibit D

-----Original Message-----
From: Daniel G. Calugar [mailto:Dan@sbi1.com]
Sent: Thursday, August 23, 2001 1:15 PM
To: Franklin; Bill Post (E-mail)
Subject: Investment in Small Cap Growth

Bill,

I realize that you are away from the office this week. I am not in a hurry to get a response back, but wanted to convey the concerns that I have regarding the investment we plan to place in Franklin Small Cap Growth.

1. The July 1, 2001 supplement to the prospectus for the Franklin Small Cap Growth Fund I

FRANKLIN RESOURCES, INC.
ONE FRANKLIN PARKWAY
SAN MATEO, CA 94403-1906

states that effective September 17, 2001 a fee of 2% of redemption proceeds will be assessed upon Market Timers (as defined on page 69 of the prospectus) who exchange their shares within 90 days of purchase.

2. Page 69 of the prospectus defines market timers to include someone who has requested an exchange out of any of the Franklin Templeton funds within 2 weeks of an earlier exchange or who exchanges shares out to any of the Franklin Templeton funds more than twice within a rolling 90 day period. Since I expect that our investment in the Franklin Small Cap Growth Fund will be exchanged out of equity approximately 4 times a month (or 12 times within a rolling 90 day period), it appears that our investment would fall squarely within the definition of "market timing", and therefore a 2% fee would be assessed on each exchange.

3. Page 69 of the prospectus also states that identified market timers will be required to register with the market timing desk of Franklin Templeton Investor Services, Inc. and to place all purchase and exchange trade requests through the desk. We would prefer to place our exchange requests through NSCC Fund/SERV, since that allows us to send in all of our exchange requests in bulk and receive back next day electronic confirmation by way of the NSCC Networking system.

Just looking at the prospectus, I don't see a solution to these issues that would permit us to make the 4 round trip exchanges per month that we desire to place for the assets invested in Franklin Small Cap Growth. As you know, there is a one year lock up on funds invested in the Franklin Templeton Strategic Growth Fund, so it is important to me that before we make make a $10 million investment in the hedge fund, we are able to make reasonably certain that we will be able to make the Franklin Small Cap Growth Fund investment in the manner that we have presented to you.

Because of the significance of this matter, I would like to be able to discuss any proposed solution to these issues both with you and with the persons on the mutual fund side who monitor and enforce the market timing rules to make sure we are all on the same page. It seems clear to me that movement of a $45 million mutual fund position will not go unnoticed, and I want to determine, before making the investment, what the response from the market timing reviewers will be.

Thank you for your help in this matter.

Dan Calugar

Exhibit E

From: Guss, Ann
Sent: Wednesday, August 29, 2001 3:49 PM
To: 'DAN@SB1.com'
Cc: Post, William N.; Delucchi-Kahale, Maria; Guss, Ann

[sent on behalf of Bill Post]

August 29, 2001

Mr. Dan Calugar, General Partner
DCIP Limited Partners
3960 Howard Hughes Parkway
Suite #700
Las Vegas, NV 89109

Dear Dan,

Thank you for your email of August 23, 2001, outlining the concerns that you have regarding the investment you plan to place in Franklin Small Cap Growth. I have addressed each of these concerns below and included your comments from the email.

1. The July 1, 2001 supplement to the prospectus for the Franklin Small Cap Growth Fund I states that effective September 17, 2001 a fee of 2% of redemption proceeds will be assessed upon Market Timers (as defined on page 69 of the prospectus) who exchange their shares within 90 days of purchase.

Provided your trades are limited to no more than four (4) per month and you use Fund/SERV for these exchanges, the 2% fee will not be assessed.

2. Page 69 of the prospectus defines market timers to include someone who has requested an exchange out of any of the Franklin Templeton funds within 2 weeks of an earlier exchange or who exchanges shares out to any of the Franklin Templeton funds more than twice within a rolling 90 day period. Since I expect that our investment in the Franklin Small Cap Growth Fund will be exchanged out of equity approximately 4 times a month (or 12 times within a rolling 90 day period), it appears that our investment would fall squarely within the definition of "market timing", and therefore a 2% fee would be assessed on each exchange.

Provided your trades are limited to no more than four (4) per month and you use Fund/SERV for these exchanges, the 2% fee will not be assessed.

3. Page 69 of the prospectus also states that identified market timers will be required to register with the market timing desk of Franklin Templeton Investor Services, Inc. and to place all purchase and exchange trade requests through the desk. We would prefer to place our exchange requests through NSCC Fund/SERV, since that allows us to send in all of our exchange requests in bulk and receive back next day electronic confirmation by way of the NSCC Networking system

Provided your trades are limited to no more than four (4) per month and you use Fund/SERV for these exchanges, the 2% fee will not be assessed.

We understand that your investment in our hedge funds is contingent on your ability to invest in our mutual funds. However, we reserve the right to revoke your right to make multiple monthly trades thereby subjecting you to the timing penalty. Further, in the event we revoke your right to multiple monthly trading, we would allow you to withdraw your funds from our hedge funds without penalty, notwithstanding the lockup requirement.

I look forward to working with you on both the Franklin Small Cap Growth Fund and on Franklin Templeton Strategic Growth Fund.

The instructions for wiring subscription money to Chase for the FTAS Strategic Growth Fund, is as follows:

The Chase Manhattan Bank
ABA # 021000021
For Further Credit To: DDA # 323-315712
Ref: Dan Calugar subscription

Very truly yours,

William N. Post II
Executive Vice President & Senior Managing Director
Franklin Templeton Alternative Strategies

Post, William N.

From: Daniel G. Calugar [Dan@sbi1.com]
Sent: Thursday, October 25, 2001 4:08 PM
To: 'Post, William N.'
Subject: RE: Additional investment in Franklin Small Cap Growth

Bill,

Thanks.

Dan

-----Original Message-----
From: Post, William N. [mailto:WPost@frk.com]
Sent: Thursday, October 25, 2001 6:52 PM
To: 'Daniel G. Calugar'
Cc: Post, William N.; Delucchi-Kahale, Maria
Subject: RE: Additional investment in Franklin Small Cap Growth

Dan-
I'm currently out of the office on business and will respond to your additional investment questions no later than Monday. We issue monthly NAV statements and full quarterly statements on the Franklin Templeton Strategic Growth Fund.

Regards,
Bill

-----Original Message-----
From: Daniel G. Calugar [mailto:Dan@sbi1.com]
Sent: Wednesday, October 24, 2001 3:18 PM
To: Franklin; Bill Post (E-mail)
Cc: Franklin; Tom Johnson (E-mail)
Subject: Additional investment in Franklin Small Cap Growth

Bill,

I plan to wire make a $25 million purchase in Franklin Money Market on Friday, October 26, for later investment in Franklin Small Cap Growth. I will advise you and Tom Johnson when we make our first exchange into equity with these funds so that you can block any commission payment to Security Brokerage.

I also wanted to ask if Franklin makes available monthly statements on the Franklin Templeton Strategic Growth Fund performance? I have not received any information for September. I file quarterly financial statements with my bank (Citibank) and wanted to be able to assign the correct September 30 valuation to $10 million hedge fund position purchased on September 1 by DCIP.

I also wanted to know whether you might be in a position to take an additional

$15 million hedge fund investment with an additional $65 million invested in the Small Cap Growth Fund? That would bring my hedge fund investment to $25 million and my mutual fund investment to $110 million. I would need to get funding from Citibank to do this, and it would probably take a month or two to get the loan in place. There is no guarantee that I could get the funding from Citibank, but if the positions are available I will see what Citibank can do.

I hope you are doing well.

Best personal regards,

Dan

ADR

alternative dispute resolution program

United States District Court
450 Golden Gate Avenue • San Francisco • California • 94102

Tel: (415) 522-2199
Fax: (415) 522-4112

E-mail: ADR@cand.uscourts.gov
Internet: www.adr.cand.uscourts.gov

ADR

Dispute Resolution Procedures

in the
Northern District
of California



United States District Court

ADR

Table of Contents

Why does the court offer ADR?

A Message from the Judges of the U.S. District Court

It is the mission of this court to do everything it can to help parties resolve their disputes as fairly, quickly and efficiently as possible. The cases filed in our court present a wide range of issues and circumstances. No single process can be expected to meet the needs of all of these cases.

While traditional litigation can serve parties' interests well in some situations, many cases have needs that can be better met through other procedures. We offer a wide selection of non-binding alternative dispute resolution (ADR) options—each of which provides different kinds of services—so that parties can use the procedure that best fits the particular circumstances of their case.

As discussed in the following pages, ADR processes can offer numerous advantages over both formal litigation and direct negotiations between the parties. In contrast to formal litigation and direct negotiations, ADR procedures may lead to resolutions that are:

- faster
- less expensive
- more creative
- better tailored to all parties' underlying interests

We urge you to consider using an ADR process in any civil case, at any time. The court's professional ADR staff, which includes attorneys with expertise in ADR procedures, is available to help you select a suitable option or to customize an ADR procedure to meet your needs. Our ADR processes, which are governed by the court's ADR Local Rules, are available in each civil case, regardless of whether the case was assigned to a particular ADR program at filing.

This handbook informs you about:

- the benefits of ADR
- available ADR options
- selecting an appropriate ADR process
- procedures in ADR programs

To help ensure that you make informed choices, the court requires, under Civil Local Rule 16, that every attorney and client certify that they have read this handbook and considered the ADR options. Reading this handbook is not a substitute for understanding the ADR Local Rules. Be sure to consult the rules when selecting and participating in an ADR process.

We have committed substantial resources to our ADR programs because we are confident that litigants who use them conscientiously can save significant money and time and will often obtain more satisfying results.

Marilyn Hall Patel
Chief Judge
For all the Judges of the Court

How can ADR help in my case?

Most cases can benefit in some way from ADR. The various ADR processes offer different types of benefits. Each ADR process offers at least some of the following advantages over traditional litigation or direct settlement negotiations.

Produce more satisfying results

After litigating a case through trial, even the winners may feel they have lost. The costs and time commitment on both sides may be enormous. Sometimes neither side is satisfied with the result—and any relationship that may have existed between the parties is likely to have been severely strained. On the other hand, ADR may:

- help settle all or part of the dispute much sooner than trial
- permit a mutually acceptable solution that a court would not have the power to order
- save time and money
- preserve ongoing business or personal relationships
- increase satisfaction and thus result in a greater likelihood of a lasting resolution

Allow more flexibility, control and participation

In formal litigation, the court is limited in the procedures it must follow and the remedies it may award—and submitting a case to a judge or jury can be extremely risky. ADR processes are more flexible and permit parties to participate more fully and in a wider range of ways. They afford parties more control by providing opportunities to:

- tailor the procedures used to seek a resolution
- broaden the interests taken into consideration
- fashion a business-driven or other creative solution that may not be available from the court
- protect confidentiality
- eliminate the risks of litigation

Enable a better understanding of the case

In traditional litigation, sometimes the parties stop communicating directly—and it is only after a significant amount of time and expensive discovery or motions that the parties understand what is really in dispute. ADR can expedite the parties' access to information. It can also improve the quality of justice by helping the parties obtain a better understanding of their case early on. It may:

- provide an opportunity for clients to communicate their views directly and informally
- help parties get to the core of the case and identify the disputed issues
- enhance the parties' understanding of the relevant law and the strengths and weaknesses of their positions
- help parties agree to exchange key information directly

Improve case management

Attorneys in litigation sometimes find it difficult, early in the case, to devise a cost-effective case management plan, reach stipulations or narrow the dispute. An ADR neutral can help parties:

- streamline discovery and motions
- narrow the issues in dispute and identify areas of agreement and disagreement
- reach factual and legal stipulations

Reduce hostility

Due to its adversarial nature, litigation sometimes increases the level of hostility between sides, which can make communication more difficult and impede chances for settlement. In contrast, a trained ADR neutral can:

- improve the quality and tone of communication between parties
- decrease hostility between clients and between lawyers
- reduce the risk that parties will give up on settlement efforts

WHEN ADR MAY NOT BE USEFUL

Although most cases can benefit in some way from ADR, some cases might be better handled without ADR. These include suits in which:

- a party seeks to establish precedent
- a dispositive motion requiring little preparation will probably succeed
- a party needs the protections of formal litigation
- a party prefers that a judge preside over all processes

If your dispute might benefit from one or more of the listed advantages, you should seriously consider trying ADR and give careful thought to selecting the most appropriate process for your case.

ADR

Which ADR processes does the court offer?

The court sponsors four major ADR processes:

- **Arbitration** (non-binding, or binding if all parties agree)
- **Early Neutral Evaluation**
- **Mediation**
- **Settlement Conferences** conducted by magistrate judges or district judges

Each of these programs is described separately in the next few pages. Please consult the ADR Local Rules for more information. The court's ADR staff will help parties customize an ADR process to meet their needs.

The court also makes available other dispute resolution processes and encourages parties to consider retaining the services of private sector ADR providers as discussed on page 19 and in ADR Local Rule 8.

Arbitration

Goal:

The goal of court-sponsored arbitration is to provide parties with an adjudication that is earlier, faster, less formal and less expensive than trial. The award (a proposed judgment) in a non-binding arbitration may either:

- become the judgment in the case if all parties accept it, or
- serve as a starting point for settlement discussions

Process:

At the election of the parties, either one arbitrator or a panel of three arbitrators presides at a hearing where the parties present evidence through documents, other exhibits and testimony. The application of the rules of evidence is relaxed somewhat in order to save time and money.

The process includes important, trial-like sources of discipline and creates good opportunities to assess the impact and credibility of key witnesses:

- parties may use subpoenas to compel witnesses to attend or present documents
- witnesses testify under oath, through direct and cross-examination
- the proceedings can be transcribed and testimony could, in some circumstances, be used later at trial for impeachment

Arbitrators apply the law to the facts of the case and issue a non-binding award on the merits. Arbitrators do not "split the difference" and do not conduct mediations or settlement negotiations.

Preservation of right to trial:

Either party may reject the non-binding award and request a trial *de novo* before the assigned judge, who will not know the content of the arbitration award. If no such demand is filed within the prescribed time, the award becomes the final judgment of the court and is not subject to appellate review. There is no penalty for demanding a trial *de novo* or for failing to obtain a judgment at trial that is more favorable than the arbitration award. Rejecting an arbitration award will not delay the trial date.

Parties may stipulate in advance to waive their right to seek a trial *de novo* and thereby commit themselves to be bound by the arbitration award.

The neutral(s):

The court provides the parties with a list of 10 trained arbitrators. Taking turns, the parties strike four names and rank the remaining six in order of preference. The court attempts to assign the parties' first choice.

All arbitrators on the court's panel have the following qualifications:

- admission to the practice of law for at least 10 years
- for at least five years, spent a minimum of 50 percent of professional time litigating or had substantial experience as an ADR neutral
- training by the court

Attendance:

Insurers of parties are strongly encouraged to attend the arbitration. The following individuals are required to attend:

- clients with knowledge of the facts
- the lead trial attorney for each party
- any witnesses compelled by subpoena

Confidentiality:

The arbitration award is not admissible at a subsequent trial *de novo*, unless the parties stipulate otherwise. The award itself is sealed upon filing and may not be disclosed to the assigned judge until the court has entered final judgment in the action or the action is otherwise terminated. Recorded communications made during the arbitration may, for limited purposes, be admissible at a trial *de novo*. See 28 U.S.C. § 655(c).

Timing:

An arbitration may be requested at any time. For cases assigned at filing, the arbitration hearing is generally held within six months of filing the last responsive pleading. For later-referred cases, the hearing is generally held within 120 days after referral to arbitration. The hearing date is set by the arbitrator(s) after consultaton with the parties.

Written submissions:

The parties exchange and submit written statements to the arbitrator(s) at least 10 days before the arbitration. The statements are not filed with the court.

Appropriate cases/circumstances:

All civil cases are eligible. Cases that do not meet the criteria for referral to arbitration at filing under ADR Local Rule 4-2 may not be referred to arbitration unless all parties consent in writing. Cases with the following characteristics may be particularly appropriate for arbitration:

- only monetary (and not injunctive) relief is sought
- the complaint alleges personal injury, property damage or breach of contract
- the amount in controversy is less than $150,000
- the case turns on credibility of witnesses
- the case does not present complex or unusual legal issues

Cost:

There is no charge to the litigants.

Governing rule:

ADR Local Rule 4.

Early Neutral Evaluation

Goal:

The goals of Early Neutral Evaluation (ENE) are to:

- enhance direct communication between the parties about their claims and supporting evidence
- provide an assessment of the merits of the case by a neutral expert
- provide a "reality check" for clients and lawyers
- identify and clarify the central issues in dispute
- assist with discovery and motion planning or with an informal exchange of key information
- facilitate settlement discussions, when requested by the parties

ENE aims to position the case for early resolution by settlement, dispositive motion or trial. It may serve as a cost-effective substitute for formal discovery and pretrial motions. Although settlement is not the major goal of ENE, the process can lead to settlement.

Process:

The evaluator, an experienced attorney with expertise in the subject matter of the case, hosts an informal meeting of clients and counsel at which the following occurs:

- each side—through counsel, clients or witnesses—presents the evidence and arguments supporting its case (without regard to the rules of evidence and without direct or cross-examination of witnesses)
- the evaluator identifies areas of agreement, clarifies and focuses the issues and encourages the parties to enter procedural and substantive stipulations
- the evaluator writes an evaluation in private that includes:
    - an estimate, where feasible, of the likelihood of liability and the dollar range of damages
    - an assessment of the relative strengths and weaknesses of each party's case
    - the reasoning that supports these assessments
- the evaluator offers to present the evaluation to the parties, who may then ask either to:
    - hear the evaluation (which must be presented if any party requests it), *or*
    - postpone hearing the evaluation to:
        - engage in settlement discussions facilitated by the evaluator, often in separate meetings with each side, *or*
        - conduct focused discovery or make additional disclosures
- if settlement discussions do not occur or do not resolve the case, the evaluator may:
    - help the parties devise a plan for sharing additional information and/or conducting the key discovery that will expeditiously equip them to enter meaningful settlement discussions or position the case for resolution by motion or trial
    - help the parties realistically assess litigation costs
    - determine whether some form of follow up to the session would contribute to case development or settlement

Preservation of right to trial:

The evaluator has no power to impose settlement and does not attempt to coerce a party to accept any proposed terms. The parties' formal discovery, disclosure and motion practice rights are fully preserved. The confidential evaluation is non-binding and is not shared with the trial judge. The parties may agree to a binding settlement. If no settlement is reached, the case remains on the litigation track.

The neutral:

The court's ADR staff appoints an ENE evaluator with expertise in the substantive legal area of the lawsuit, who is available and has no apparent conflict of interest. The parties may object to the evaluator if they perceive a conflict of interest.

All evaluators on the court's panel have the following qualifictions:

- admission to the practice of law for at least 15 years
- experience with civil litigation in federal court
- expertise in the substantive law of the case
- training by the court

Many evaluators also have received the court's mediation training.

Attendance:

The following individuals are required to attend in person:

- clients with settlement authority and knowledge of the facts
- the lead trial attorney for each party
- insurers of parties, if their agreement would be necessary to achieve settlement

Requests to permit attendance by phone rather than in person, which will be granted only under extraordinary circumstances, may be made to the ADR Magistrate Judge. Clients are strongly encouraged to participate actively in the ENE session.

Confidentiality:

Communications made in connection with an ENE session ordinarily may not be disclosed to the assigned judge or to anyone else not involved in the litigation, unless otherwise agreed.

Timing:

An ENE session may be requested at any time. Usually, the time for holding the ENE session is:

- for cases in the ADR Multi-Option program (see page 27), presumptively within 90 days after the first Case Management Conference, but this date may be changed by the judge for good cause
- for other cases, generally 60-90 days after the referral to ENE, or as otherwise fixed by the court

The evaluator contacts counsel to schedule an initial telephone conference to set the date, time and location of the ENE session and to discuss how to maximize the utility of ENE.

Written submissions:

Counsel exchange and submit written statements to the evaluator at least 10 days before the ENE session. ADR Local Rule 5-9 lists special requirements for intellectual property cases. The statements are not filed with the court.

Appropriate cases/circumstances:

All civil cases are eligible if the court has an available evaluator with the appropriate subject matter expertise. Cases with the following characteristics may be particularly appropriate:

- counsel or the parties are far apart on their view of the law and/or value of the case
- the case involves technical or specialized subject matter—and it is important to have a neutral with expertise in that subject
- case planning assistance would be useful
- communication across party lines (about merits or procedure) could be improved
- equitable relief is sought—if parties, with the aid of a neutral expert, might agree on the terms of an injunction or consent decree

Cost:

The evaluator volunteers preparation time and the first four hours of the ENE session. After four hours of ENE, the evaluator may either (1) continue to volunteer his or her time or (2) give the parties the option of concluding the procedure or paying the evaluator for additional time at an hourly rate of $200, to be split among the parties as they determine. The procedure continues only if all parties and the evaluator agree. After eight hours in one or more ENE sessions, if all parties agree, the evaluator may charge his or her hourly rate or such other rate that the parties agree to pay.

Governing rule:

ADR Local Rule 5.

Mediation

Goal:

The goal of mediation is to reach a mutually satisfactory agreement resolving all or part of the dispute by carefully exploring not only the relevant evidence and law, but also the parties' underlying interests, needs and priorities.

Process:

Mediation is a flexible, non-binding, confidential process in which a neutral lawyer-mediator facilitates settlement negotiations. The informal session typically begins with presentations of each side's view of the case, through counsel or clients. The mediator, who may meet with the parties in joint and separate sessions, works to:

- improve communication across party lines
- help parties clarify and communicate their interests and those of their opponent
- probe the strengths and weaknesses of each party's legal positions
- identify areas of agreement and help generate options for a mutually agreeable resolution

The mediator generally does not give an overall evaluation of the case. Mediation can extend beyond traditional settlement discussion to broaden the range of resolution options, often by exploring litigants' needs and interests that may be independent of the legal issues in controversy.

Preservation of right to trial:

The mediator has no power to impose settlement and does not attempt to coerce a party to accept any proposed terms. The parties' discovery, disclosure and motion practice rights are fully preserved. The parties may agree to a binding settlement. If no settlement is reached, the case remains on the litigation track.

The neutral:

The court's ADR staff appoints a mediator who is available and has no apparent conflicts of interest. The parties may object to the mediator if they perceive a conflict of interest.

All mediators on the court's panel have the following qualificatiions:

- admission to the practice of law for at least 7 years
- experience in communication and negotiation techniques
- knowledge about civil litigation in federal court
- training by the court

Attendance:

The following individuals are required to attend the mediation session in person:

- clients with settlement authority and knowledge of the facts
- the lead trial attorney for each party
- insurers of parties, if their agreement would be necessary to achieve a settlement

Requests to permit attendance by phone rather than in person, which will be granted only under extraordinary circumstances, may be made to the ADR Magistrate Judge. Clients are strongly encouraged to participate actively in the mediation

Confidentiality:

Communications made in connection with a mediation ordinarily may not be disclosed to the assigned judge or to anyone else not involved in the litigation, unless otherwise agreed.

Timing:

A mediation may be requested at any time. Usually, the time for holding the mediation is:

- for cases in the ADR Multi-Option program (see page 27), presumptively within 90 days after the first Case Management Conference, but this date may be changed by the judge for good cause
- for other cases, generally 60-90 days after the referral to mediation, or as otherwise fixed by the court

The mediator contacts counsel to schedule an initial telephone conference to set the date, time and location of the mediation session and to discuss how to maximize the utility of mediation.

Written submissions:

Counsel exchange and submit written statements to the mediator at least 10 days before the mediation. The mediator may request or accept additional confidential statements that are not shared with the other side. These statements are not filed with the court.

Appropriate cases/circumstances:

All civil cases are eligible. Cases with the following characteristics may be particularly appropriate:

- the parties desire a business-driven or other creative solution
- the parties may benefit from a continuing business or personal relationship
- multiple parties are involved
- equitable relief is sought—if parties, with the aid of a neutral, might agree on the terms of an injunction or consent decree
- communication appears to be a major barrier to resolving or advancing the case

Cost:

The mediator volunteers preparation time and the first four hours of the mediation. After four hours of mediation, the mediator may either (1) continue to volunteer his or her time or (2) give the parties the option of concluding the procedure or paying the mediator for additional time at an hourly rate of $200, to be split among the parties as they determine. The mediation continues only if all parties and the mediator agree. After eight hours in one or more mediation sessions, if all parties agree, the mediator may charge his or her hourly rate or such other rate that the parties agree to pay.

Governing Rule:

ADR Local Rule 6.

Settlement Conferences

Goal:

The goal of a settlement conference is to facilitate the parties' efforts to negotiate a settlement of all or part of the dispute.

Process:

A judicial officer, usually a magistrate judge, helps the parties negotiate. Some settlement judges also use mediation techniques to improve communication among the parties, probe barriers to settlement and assist in formulating resolutions. Settlement judges might articulate views about the merits of the case or the relative strengths and weaknesses of the parties' legal positions. Often settlement judges meet with one side at a time, and some settlement judges rely primarily on meetings with counsel.

Preservation of right to trial:

The settlement judge has no power to impose settlement and does not attempt to coerce a party to accept any proposed terms. The parties may agree to a binding settlement. If no settlement is reached, the case remains on the litigation track. The parties' formal discovery, disclosure and motion practice rights are fully preserved.

The neutral:

A magistrate judge or, in limited circumstances, a district judge conducts the settlement conference. The judge who would preside at trial does not conduct the settlement conference unless the parties stipulate in writing and the judge agrees. Parties may request a specific magistrate judge or rank several magistrate judges in order of preference. The court will attempt to accommodate such preferences.

Magistrate judges have standing orders setting forth their requirements for settlement conferences, including written statements and attendance. Questions about these issues should be directed to the chambers of the assigned magistrate judge.

Attendance:

Settlement judges' standing orders generally require the personal attendance of lead trial counsel and the parties. This requirement is waived only when it poses a substantial hardship, in which case the absent party is required to be available by telephone. Persons who attend the settlement conference are required to be thoroughly familiar with the case and to have authority to negotiate a settlement.

Confidentiality:

Communications made in connection with a settlement conference ordinarily may not be disclosed to the assigned judge or to anyone else not involved in the litigation, unless otherwise agreed.

Timing:

The assigned judge may refer a case to a magistrate judge for a settlement conference at any time. The timing of the settlement conference depends on the schedule of the assigned magistrate judge.

Written submissions:

Written settlement conference statements, when required, are submitted directly to the settlement judge. The statements are not filed with the court.

Appropriate cases/circumstances:

All civil cases are eligible. Cases with the following characteristics may be particularly appropriate:

- a client or attorney prefers to appear before a judicial officer
- issues of procedural law are especially important
- a party is not represented by counsel

Cost:

There is no charge to the litigants.

Governing rule:

ADR Local Rule 7.

Other ADR Processes

Customized ADR Processes

The court's ADR staff will work with parties to customize an ADR process to meet the needs of their case or to design an ADR process for them. An ADR staff member is available for a telephone conference with all counsel to discuss ADR options. Clients are invited to join such conferences.

Non-binding Summary Bench or Jury Trial

The ADR staff can help parties structure a non-binding summary bench or jury trial under ADR Local Rule 8-1. A summary bench or jury trial is a flexible, non-binding process designed to:

- promote settlement in complex, trial-ready cases headed for long trials
- provide an advisory verdict after an abbreviated presentation of evidence
- offer litigants a chance to ask questions and hear the reactions of the judge and/or jury
- trigger settlement negotiations based on the judge's or jury's non-binding verdict and reactions

Special Masters

The assigned judge may appoint a special master, whose fee is paid by the parties, to serve a wide variety of functions, including:

- discovery manager
- fact-finder
- host of settlement negotiations
- post-judgment administrator or monitor

Private ADR Providers

The court encourages parties to consider private sector ADR providers who offer services including arbitration, mediation, fact-finding, neutral evaluation and private judging. Private providers may be lawyers, law professors, retired judges or other professionals with expertise in dispute resolution techniques. They generally charge a fee.

Which is the most suitable ADR process for my case?

Each ADR process meets different needs and circumstances. When selecting an ADR process, you should carefully consider the needs of your particular case or situation and identify the goals you hope to achieve through ADR. Then select the ADR process that appears to maximize the potential for achieving your goals.

The chart on the next page may help you select an ADR process. The chart summarizes the court's general observations about the major benefits of ADR and the extent to which the court's four major ADR processes are likely to accomplish them. These are generalizations that the court believes are accurate in many, but not all, cases. The likelihood that a particular ADR process will deliver a benefit depends not only on the type of process, but on numerous other factors including: the style of the neutral; the type and procedural posture of the case; and the parties' and counsel's attitudes and personalities, level of preparation, and experience with the particular ADR process. The court's ADR staff is available to help you select or customize an ADR process to meet your needs.

What if I don't have a lawyer?

If you are not represented by a lawyer, the court generally suggests that you select the option of a magistrate judge settlement conference where your questions and concerns can be addressed directly by a judge who has experience working with unrepresented parties. Volunteer mediators, evaluators, and arbitrators, who take only a few cases each year, sometimes feel uncomfortable working with unrepresented parties, making it more difficult to place your case in these programs and potentially slowing down the process. If you do select mediation, ENE, or non-binding arbitration and we are unable to find a suitable neutral, your case will be re-directed to a settlement conference with a magistrate judge.

How likely is each ADR Process to deliver the specific benefit?

● = Very likely ◗ = Somewhat likely ○ = Unlikely

	Arbitration	ENE	Mediation	Settlement Conference
ENHANCE PARTY SATISFACTION				
Help settle all or part of dispute	Unlikely [1]	Somewhat likely [2]	Very likely	Very likely [3]
Permit creative/business driven solution that court could not offer	Unlikely	Somewhat likely [2]	Very likely	Somewhat likely [3]
Preserve personal or business relationships	Unlikely [1]	Somewhat likely [2]	Very likely	Somewhat likely [3]
Increase satisfaction and thus improve chance of lasting solution	Unlikely [1]	Somewhat likely [2]	Very likely	Somewhat likely [3]
ALLOW FLEXIBILITY, CONTROL AND PARTICIPATION				
Broaden the interests taken into consideration	N/A	Somewhat likely [2]	Very likely	Somewhat likely [3]
Protect confidentiality	Somewhat likely [4]	Very likely	Very likely	Very likely
Provide trial-like hearing	Very likely	N/A	N/A	N/A
Provide opportunity to appear before judicial officer	N/A	N/A	N/A	Very likely
IMPROVE CASE MANAGEMENT				
Help parties agree on further conduct of the case	N/A	Very likely	Somewhat likely [5]	Somewhat likely [3]
Streamline discovery and motions	N/A	Very likely	Somewhat likely	Somewhat likely [3]
Narrow issues and identify areas of agreement	N/A	Very likely	Very likely [5]	Very likely
Reach stipulations	N/A	Very likely	Somewhat likely [5]	Very likely

	Arbitration	ENE	Mediation	Settlement Conference
IMPROVE UNDERSTANDING OF CASE				
Help get to core of case and sort out issues in dispute	Somewhat likely	Very likely	Very likely	Very likely
Provide neutral evaluation of case	Very likely	Very likely	Unlikely	Somewhat likely [3]
Provide expert in subject matter	Somewhat likely [6]	Very likely	Somewhat likely [6]	Somewhat likely [6]
Help parties see strengths and weaknesses of positions	Very likely	Very likely	Very likely	Very likely
Permit direct and informal communication of clients' views	Unlikely	Somewhat likely	Very likely	Unlikely [3]
Provide opportunity to assess witness credibility and performance	Very likely	Somewhat likely [7]	Somewhat likely [7]	Unlikely
Help parties agree to an informal exchange of key information	Unlikely	Very likely	Somewhat likely [5]	Somewhat likely [3]
REDUCE HOSTILITY				
Improve communications between parties/attorneys	Unlikely [1]	Very likely	Very likely	Somewhat likely [3]
Decrease hostility	Unlikely	Very likely	Very likely	Somewhat likely [3]

Notes:

1. Arbitration may provide this benefit when the award triggers or contributes to settlement discussions.
2. ENE may provide this benefit when the parties use it for settlement discussions. Many of the court's ENE evaluators also have been trained as mediators.
3. Depending on the settlement judge's particular style, a settlement conference may or may not deliver this benefit.
4. The arbitration award may not be disclosed to the assigned trial judge until the action is terminated. Although the award is not admissable at a trial *de novo*, recorded communications made during the arbitration may be admissable for limited purposes.
5. Mediations may deliver this benefit, but they focus primarily on settlement.
6. Depending on the subject matter of the dispute, the neutral may have expertise.
7. This benefit may result if the parties participate actively in the joint session.

What else do I need to know?

How do I get my case into an ADR Process?

There are three ways cases can enter an ADR process:

At filing

Some cases are presumptively assigned at filing to arbitration. *See* ADR Local Rules 2-3 and 4-2. Other cases are assigned at filing to the ADR Multi-Option Program. *See* page 27 and ADR Local Rules 2-3 and 3-3.

By stipulation/proposed order

Counsel may file a stipulation and proposed order with the assigned judge. *See* ADR Local Rule 2-3(b).

By other order of the court

The assigned judge may order the case into an ADR program at the request of a party or on the judge's own initiative. *See* Local Rule 2-3(b).

What if my case is assigned at filing to arbitration but I'd prefer a different ADR process?

If your case was assigned to arbitration at filing and you would prefer a different ADR process, you may switch processes if the assigned judge so orders, pursuant to the request of one party or stipulation of all parties. You must submit this request within 60 days after the case was filed or within 20 days of the defendant's first appearance. *See* ADR Local Rule 4-2(c).

When can I get my case into an ADR Process?

At any time

Counsel, individually or jointly, can request an ADR referral at any time. The court encourages the use of ADR as early as it can be helpful.

Before the Case Management Conference

If all parties agree on an ADR process before the initial Case Management Conference, which usually occurs about 120 days after filing, you should submit a stipulation and proposed order identifying the process selected and the time frame you prefer.

At the Case Management Conference

If all parties have not yet agreed on an ADR process before the initial Case Management Conference, you will discuss ADR with the judge at the conference. You are asked to state your ADR preferences in the Joint Case Management Statement you file before that conference.

When is the best time to use ADR and how much discovery should I first complete?

You should consider using ADR early, whether you are seeking assistance with settlement or case management. Conducting full-blown discovery before an ADR session may negate potential cost savings. If you are using ADR for settlement purposes, you should know enough about your case to assess its value and identify its major strengths and weaknesses.

Will ADR affect my case's status on the trial track or disclosure and discovery?

Assignment to an ADR process generally does not affect the status of your case in litigation. Disclosure, discovery and motions are not stayed during ADR proceedings unless the court orders otherwise. Judges sometimes postpone case management or status conferences until after the parties have had an ADR session. If your case does not settle through ADR, it remains on the litigation track.

How might ADR be better than the parties meeting on their own?

Getting settlement discussions started

Sometimes advocates are reluctant to initiate settlement discussions. The availability of multiple ADR options and the ADR staff allows a party to explore settlement potential without indicating any litigation weakness.

Saving time and money

For various reasons, direct settlement discussions often do not occur until late in the lawsuit after much time and money have been spent. A substantial amount of time and money can be saved if parties actively explore settlement early in the pretrial period. An ADR process can provide a safe and early opportunity to discuss settlement.

Providing momentum and a "back up"

Often parties successfully negotiate an early resolution to their dispute on their own. Even if you are negotiating a settlement without the assistance of a neutral, you should still consider having your case referred to an ADR process to use as a "back up" in the event the case does not settle. Meanwhile, knowing that you have a date for the ADR process may help provide momentum and a "deadline" for your direct settlement discussions.

Overcoming obstacles to settlement

The adversarial nature of litigation often makes it difficult for counsel and parties to negotiate a settlement effectively. An ADR neutral can help overcome barriers to settlement by selectively using information from each side to:

- help parties engage in productive dialogue
- help each party understand the other side's views and interests
- communicate views or proposals in more palatable terms
- gauge the receptiveness of proposals
- help parties realistically assess their alternatives to settlement
- help generate creative solutions

Improving case management

Discovery can be broad and expensive and sometimes fails to focus on the most important issues in the case. An early meeting with a neutral such as an ENE evaluator may help parties agree to a focused, cost-effective discovery plan or may help them agree to exchange information informally.

Won't I risk giving away my trial strategy in ADR?

About 98 percent of civil cases in our court are resolved without a trial. If you don't raise your best arguments in settlement discussions, you risk failing to achieve the best result for your side. Although you need not reveal in an ADR session sensitive information related to trial strategy, you might find it useful to raise it in a confidential separate session with the neutral (available after the evaluator prepares the evaluation in ENE, or at any time in mediation or a settlement conference). You can then hear the neutral's views of the significance of the information and whether or when sharing it with the other side may benefit you in the negotiations.

What is the ADR Multi-Option Program?

If your case is assigned automatically to the ADR Multi-Option program governed by ADR Local Rule 3, you will be notified on the initial case management scheduling order. In this program, you are presumptively required to participate in one non-binding ADR process offered by the court or, with the assigned judge's permission, in an ADR process offered by a private provider.

We encourage you to discuss ADR with the other side and stipulate to an ADR process as early as feasible. If you do not stipulate early, you may be required to participate in a joint telephone conference with an ADR staff member to consider suitable ADR options for your case. If you have not stipulated before your case management conference, you will discuss ADR with the judge who may refer you to one of the court's ADR processes.

What is an ADR Phone Conference and how do I schedule one?

During ADR Phone Conferences, the court's ADR staff helps counsel select or customize an ADR process that meets the needs of the parties. Clients are encouraged to participate. You may contact the ADR Unit to schedule an ADR Phone Conference.

Where can I get more information?

Website

Our website at **www.adr.cand.uscourts.gov** contains information about the court's ADR Programs, including the contents of this ADR handbook, the ADR Local Rules, and an application to serve as a neutral.

Clerk's Office

You may obtain copies of this handbook and the ADR Local Rules from the intake counter at the Clerk's Office. The phone number of the Clerk's Office in San Francisco is (415) 522-2000.

Court Library

The court's library on the 18th floor of the Federal Building and United States Courthouse in San Francisco is open to counsel and clients who have cases pending before the court. The library has a collection of resources on ADR. The collection includes an "ENE Handbook," which was prepared by the court for evaluators, but which might be helpful to counsel and clients with cases in ENE. The library's telephone number is (415) 436-8130.

ADR Unit

For information about selecting an ADR process or customizing one for your case, conflicts of interest, becoming a neutral or for other information, contact:

ADR Unit - U.S. District Court
450 Golden Gate Avenue
San Francisco, CA 94102
Tel: (415) 522-2199
Fax: (415) 522-4112
E-mail: ADR@cand.uscourts.gov
Internet: www.adr.cand.uscourts.gov

Rev. 7/00

ORIGINAL FILED
04 FEB 11 PM 3:09
RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

E-filing

LEO K.W. LUM
Plaintiff(s)

-v-

FRANKLIN RESOURCES INC.
Defendant(s)

C 04-00583 JSW

ORDER SETTING INITIAL CASE MANAGEMENT CONFERENCE

IT IS HEREBY ORDERED that this action is assigned to the Honorable Jeffrey S. White. When serving the complaint or notice of removal, the plaintiff or removing defendant must serve on all other parties a copy of this order, the handbook entitled "Dispute Resolution Procedures in the Northern District of California" and all other documents specified in Civil Local Rule 4-2. Counsel must comply with the case schedule listed below unless the Court otherwise orders.

IT IS FURTHER ORDERED that this action is assigned to the Alternative Dispute Resolution (ADR) Multi-Option Program governed by ADR Local Rule 3. Counsel and clients must familiarize themselves with that rule and with the handbook entitled "Dispute Resolution Procedures in the Northern District of California."

CASE SCHEDULE [ADR MULTI-OPTION PROGRAM]

Date	Event	Governing Rule
02/11/2004	Complaint filed	
05/28/2004	Last day to meet and confer re initial disclosures, early settlement, ADR process selection, and discovery plan	FRCivP 26(f) & ADR LR 3-5
05/28/2004	Last day to file Joint ADR Certification with Stipulation to ADR process or Notice of Need for ADR Phone Conference	Civil L.R. 16-8
06/11/2004	Last day to complete initial disclosures or state objection in Rule 26(f) Report, file/serve Case Management Statement, and file/serve Rule 26(f) Report	FRCivP 26(a)(1) Civil L.R.16-9
06/18/2004	Case Management Conference in Courtroom 2, 17th Floor at 1:30 PM	Civil L.R. 16-10

STANDING ORDERS

1. **Conformity to Rules.** Counsel are expected to consult and comply with all provisions of the Local Rules and the Federal Rules of Civil Procedure relating to motions, briefs, continuances, and all other matters, unless specifically superceded by these Standing Orders. Any failure to comply with any of the rules and orders may be deemed sufficient grounds for monetary sanctions, dismissal, entry of default judgment, or other appropriate sanctions.

2. **Scheduling days.** Counsel need not reserve a hearing date for motions, but noticed days may be reset as the Court's calendar requires, with order of call to be determined by the Court. Motions shall be noticed in accordance with the following times:
   a. Criminal Law and Motion calendar is conducted on Thursdays at 2:30 p.m.
   b. Civil Law and Motion calendar is conducted on Fridays at 9:00 a.m.
   c. Case Management Conferences are conducted on Fridays at 1:30 p.m.
   d. Pretrial conferences are conducted on Mondays at 2:00 p.m.
   e. By 2:00 p.m. on the first court date preceding any hearing, parties participating in the e-filing program shall check this Court's list of tentative rulings at the Judges Information link at www.cand.uscourts.gov to ascertain whether there has been a tentative ruling issued in their matter (or a ruling with respect to requests for specific issues to be addressed during oral argument). Parties intending to waive oral argument in light of the tentative ruling must notify the Court and opposing counsel by 4:00 p.m. the day preceding the hearing. In cases in which the parties agree to waive oral argument, the tentative ruling shall become the ruling of the Court by subsequent written order.
   f. Before appearing for a matter before this Court, all parties shall check the Court's calendar at www.cand.uscourts.gov or the posting in the Clerk's Office to confirm that their matter is still on calendar.

3. **Changes to Court Calendar.** No changes to the Court's schedule shall be made except by signed order of the Court and only upon a showing of good cause. Parties seeking to continue hearings, request special status conferences, modify briefing schedules, or make any other procedural changes shall submit a signed stipulation and proposed order, or, if stipulation is not possible, an *ex parte* application in writing. Continuances will be granted only upon a showing of good cause, particularly focusing on evidence of diligence by the party seeking delay and of prejudice that may result if the continuance is denied.

   Briefing schedules may not be changed by stipulation; the parties must obtain leave of court. Any change in the hearing date does not alter the original briefing schedule unless otherwise ordered by the Court.

4. **Chambers Copy.** A two-hole punched copy of all documents filed with the Clerk's Office shall be submitted to the Clerk's Office in an envelope clearly marked with the

case number and "JSW Chambers Copy" no later than 12:00 noon on the day after the document is filed. Parties shall not file a paper copy of any document with the Clerk's Office that has already been filed electronically.

5. ***Ex Parte* Applications and Expedited Hearings.** All *ex parte* applications and expedited motions are considered on the papers and will not be set for hearing, unless specifically set by the Court. Counsel are advised that this Court allows *ex parte* applications solely for extraordinary relief and that sanctions may be imposed for misuse of *ex parte* applications.

6. **Case Management Conference Statements.** Joint case management statements are required and must be filed five court days in advance of the case management conference date. Counsel should conform to the elements requested in the initial case management scheduling order.

7. **Motions.** Briefs or Memoranda of Points and Authorities in support of, or in opposition to, any motion, with the exception of summary judgment motions, may not exceed fifteen pages in length, exclusive of title pages, indices of cases, table of contents, exhibits, affidavits, and summaries of argument, if required. Briefs exceeding ten pages in length must contain an additional one-page summary of argument, including reference to any important cases cited. Any briefs due on Friday must be filed with the Clerk's Office by 12:00 noon, unless other arrangements have been made with the Court.

8. **Discovery and Discovery Motions.** Except as specifically set forth below, no motions regarding discovery disputes may be filed without prior leave of Court.

   If a dispute arises during a deposition and involves a persistent obstruction of the deposition or a refusal to answer a material question on the basis of any ground other than privilege or the work product doctrine, counsel may arrange a telephonic conference with the Court through this Court's secretary, Sheila Griffin, at (415) 522-4160. Any such conference shall be attended by the court reporter recording the deposition.

   All other requests for discovery relief must be summarized jointly by the parties in a letter brief no longer than four pages. The joint letter brief must attest that, prior to filing the request for relief, counsel met and conferred in person and must concisely summarize those remaining issues which counsel were unable to resolve. The letter brief may cite to limited and specific legal authority only for resolution of dispositive issues. The letter brief may not be accompanied by exhibits or affidavits; any excerpt of disputed discovery material must be set out verbatim in the brief. The Court will then advise the parties concerning whether additional briefing or a telephonic conference will be necessary.

   This provision applies only to cases in which discovery is supervised by this Court rather than the magistrate judge. The Court, at its discretion, may elect to transfer discovery matters to a magistrate judge or a special master.

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

STANDING ORDER ON RECUSAL

The Court seeks the assistance of all parties in all actions before the Court to determine if there are any grounds for recusal under 28 U.S.C. § 455.

The Court particularly requests that all parties determine and advise whether the undersigned judge's former law firm, Orrick, Herrington & Sutcliffe, LLP, served as counsel concerning the matter-in-suit in this action prior to January 1, 2003, the date the undersigned withdrew as a member of the firm. Counsel and the parties should be aware that the undersigned would not ordinarily have been aware of all engagements undertaken by his former firm and must depend on the parties to bring any such circumstances to the Court's attention.

If any party believes, after inquiry, that any ground for recusal exists, please bring the facts and circumstances to the Court's attention by letter or notice served on all parties at the earliest possible date, but no later than five court days preceding the parties' first appearance before this Court.

IT IS SO ORDERED.

JEFFREY S. WHITE
United States District Court

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

STANDING ORDER FOR CIVIL PRACTICE
DEPOSITION GUIDELINES

This Standing Order applies to all depositions in all matters assigned to Judge Jeffrey S. White and is intended to supplement the Civil Local Rules of this District regarding civil practice (Civil L. R. 30-1 and 30-2).

Depositions shall be conducted in accordance with the following rules:.

1. **Conduct.** Counsel are expected to cooperate with and be courteous to each other and deponents. Each party should designate one attorney to conduct the principal examination of the deponent. Counsel should cooperate in the allocation of time to comply with any time limit set by the Court.

2. **Stipulations.** Unless contrary to an order of the Court, the parties may stipulate in writing to modify any practice relating to noticing or conducting a deposition. Stipulations for extension of discovery cut-offs set by the Court are not permitted, absent leave of Court. If counsel enter into stipulations at the beginning of the deposition, the terms of the stipulation should be fully stated on the record.

3. **Scheduling.** Absent extraordinary circumstances, before noticing a deposition, the noticing party must consult with opposing counsel and unrepresented proposed deponents to schedule depositions at mutually convenient times and places. Where an agreement cannot be reached and barring exigent circumstances, the party seeking the deposition may notice it at least twenty (20) days in advance. If the noticed date and place is unacceptable to the deponent or deponent's counsel, the deponent or deponent's counsel shall within ten (10) days of receipt of the notice, reply and counter-propose in writing with an alternative date and place falling within thirty (30) days of the date noticed by the party seeking the deposition.

4. **Objections and Instructions Not to Answer.** Counsel shall comply with Fed. R. Civ. P. 30(d)(1). Deposition objections may be made as to privilege or may be made in order to preserve the objection. Speaking objections or those calculated to coach the deponent are prohibited. A person may instruct a deponent not to answer a question only when necessary to preserve a privilege, to enforce a limitation directed by the Court, or to present a motion under Fed. R. Civ. P. 30(d)(4). When a privilege is claimed, the witness should nevertheless answer questions relevant to the existence, extent or waiver of the privilege, such as the date of the communication, who made the statement, to whom and in whose presence the statement was made, other persons to whom the contents of the statement have been disclosed, and the general subject matter of the statement,

unless such information itself is privileged. Counsel may be subject to sanctions if they consistently impede, or otherwise unreasonably delay, the fair examination of the deponent.

5. **Private Consultation.** Private conferences between deponents and their attorneys in the course of deposition are improper and prohibited except for the sole purpose of determining whether a privilege should be asserted.

6. **Documents.** Witnesses subpoenaed to produce documents should ordinarily be served at least 30 days before the scheduled deposition and arrangements should be made to permit inspection of the documents before the deposition commences. Extra copies of documents used during the deposition should ordinarily be provided to opposing counsel and the deponent. Deponents should be shown a document before being examined about it except when counsel seek to impeach or test the deponent's recollection.

7. **Marking of Exhibits.** Counsel shall comply strictly with Civil L. R. 30-2 and, at the outset of the case, shall meet and confer regarding the sequential numbering system that will be used for exhibits throughout the litigation and during trial. Documents shall be referred to by the Bates-stamp number assigned by the document depository.

8. **Waiver of Transcription and Filing.** The parties and deponents are authorized and encouraged to waive transcription and filing of depositions that prove to be of little or no usefulness in the litigation or to agree to defer transcription and filing until the need for using the deposition arises.

9. **Requests for Intervention by the Court.** If a dispute arises during a deposition and involves a persistent obstruction of the deposition or a refusal to answer a material question on the basis of any ground other than privilege or the work product doctrine, counsel may arrange a telephonic conference with the Court through this Court's secretary, Sheila Griffin, at (415) 522-4160. Any such conference shall be attended by the court reporter recording the deposition.

IT IS SO ORDERED.

JEFFREY S. WHITE
United States District Court

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

Plaintiff(s),	CASE NO.
v.	JOINT CASE MANAGEMENT STATEMENT AND PROPOSED ORDER
Defendant(s).	

The parties to the above-entitled action jointly submit this Case Management Statement and Proposed Order and request the Court to adopt it as its Case Management Order in this case.

DESCRIPTION OF THE CASE

1. A brief description of the events underlying the action:

2. The principal factual issues which the parties dispute:

3. The principal legal issues which the parties dispute:

4. The other factual issues *[e.g. service of process, personal jurisdiction, subject matter jurisdiction or venue]* which remain unresolved for the reason stated below and how the parties propose to resolve those issues:

5. The parties which have not been served and the reasons:

6. The additional parties which the below-specified parties intend to join and the intended time frame for such joinder:

7. The following parties consent to assignment of this case to a United States Magistrate Judge for *[court or jury]* trial:

ALTERNATIVE DISPUTE RESOLUTION

8. *[Please indicate the appropriate response(s).]*

☐ The case was automatically assigned to Nonbinding Arbitration at filing and will be ready for the hearing by *(date)*__________________.

☐ The parties have filed a Stipulation and Proposed Order Selecting an ADR process *(specify process)*:______________________.

☐ The parties filed a Notice of Need for ADR Phone Conference and the phone conference was held on or is scheduled for ________________.

☐ The parties have not filed a Stipulation and Proposed Order Selecting an ADR process and the ADR process that the parties jointly request [or a party separately requests] is

___________________________.

9. Please indicate any other information regarding ADR process or deadline.

DISCLOSURES

10. The parties certify that they have made the following disclosures *[list disclosures of persons, documents, damage computations and insurance agreements]*:

DISCOVERY

11. The parties agree to the following discovery plan *[Describe the plan e.g., any limitation on the number, duration or subject matter for various kinds of discovery; discovery from experts; deadlines for completing discovery]*:

TRIAL SCHEDULE

12. The parties request a trial date as follows:

13. The parties expect that the trial will last for the following number of days:

Dated: ______________

____
[Typed name and signature of counsel.]

Dated: ______________

____
[Typed name and signature of counsel.]

CASE MANAGEMENT ORDER

The Case Management Statement and Proposed Order is hereby adopted by the Court as the Case Management Order for the case and the parties are ordered to comply with this Order. In addition the Court orders:

[The Court may wish to make additional orders, such as:

a. Referral of the parties to court or private ADR process;
b. Schedule a further Case Management Conference;
c. Schedule the time and content of supplemental disclosures;
d. Specially set motions;
e. Impose limitations on disclosure or discovery;
f. Set time for disclosure of identity, background and opinions of experts;
g. Set deadlines for completing fact and expert discovery;
h. Set time for parties to meet and confer regarding pretrial submissions;
I. Set deadline for hearing motions directed to the merits of the case;
j. Set deadline for submission of pretrial material;
k. Set date and time for pretrial conference;
l. Set a date and time for trial.]

Dated: ______________

____
UNITED STATES DISTRICT/MAGISTRATE JUDGE

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

NOTICE OF AVAILABILITY OF MAGISTRATE JUDGE TO EXERCISE JURISDICTION

In accordance with the provisions of Title 28, U.S.C., § 636(c), you are hereby notified that a United States magistrate judge of this district is available to exercise the court's jurisdiction and to conduct any or all proceedings in this case including a jury or nonjury trial, and entry of a final judgment. Exercise of this jurisdiction by a magistrate judge is, however, permitted only if all parties voluntarily consent.

You may, without adverse substantive consequences, withhold your consent, but this will prevent the court's jurisdiction from being exercised by a magistrate judge.

An appeal from a judgment entered by a magistrate judge may be taken directly to the United States court of appeals for this judicial circuit in the same manner as an appeal from any other judgment of a district court.

Copies of the Form for the "Consent to Exercise of Jurisdiction by a United States Magistrate Judge" are available from the clerk of court.

The plaintiff or removing party shall serve a copy of this notice upon all other parties to this action pursuant to Federal Rules of Civil Procedure 4 and 5.

FOR THE COURT
RICHARD W. WIEKING, CLERK

Mary Ann Buckley

By: Deputy Clerk

magcons.ntc (rev. 10/99)

AO 399 (12/93)

WAIVER OF SERVICE OF SUMMONS

TO: ____
(NAME OF PLAINTIFF'S ATTORNEY OR UNREPRESENTED PLAINTIFF)

I acknowledge receipt of your request that I waive service of a summons in the action of

______________________________ (CAPTION OF ACTION), which is case number ______________ (DOCKET NUMBER)

in the United States District Court for the ______________________________ District of

______________________________. I have also received a copy of the complaint in the action, two copies of this instrument, and a means by which I can return the signed waiver to you without cost to me.

I agree to save the cost of service of a summons and an additional copy of the complaint in this lawsuit by not requiring that I (or the entity on whose behalf I am acting) be served with judicial process in the manner provided by Rule 4.

I (or the entity on whose behalf I am acting) will retain all defenses or objections to the lawsuit or to the jurisdiction or venue of the court except for objections based on a defect in the summons or in the service of the summons.

I understand that a judgment may be entered against me (or the party on whose behalf I am acting) if an answer or motion under Rule 12 is not served upon you within 60 days after ______________ (DATE REQUEST WAS SENT), or within 90 days after that date if the request was sent outside the United States.

____
DATE

____
SIGNATURE

Printed/Typed Name: ______________________________

As ______________ (TITLE) of ______________ (CORPORATE DEFENDANT)

Duty to Avoid Unnecessary Costs of Service of Summons

Rule 4 of the Federal Rules of Civil Procedure requires certain parties to cooperate in saving unnecessary costs of service of the summons and complaint. A defendant located in the United States who, after being notified of an action and asked by a plaintiff located in the United States to waive service of a summons, fails to do so will be required to bear the cost of such service unless good cause be shown for its failure to sign and return the waiver.

It is not good cause for a failure to waive service that a party believes that the complaint is unfounded, or that the action has been brought in an improper place or in a court that lacks jurisdiction over the subject matter of the action or over its person or property. A party who waives service of the summons retains all defenses and objections (except any relating to the summons or to the service of the summons), and may later object to the jurisdiction of the court or to the place where the action has been brought.

A defendant who waives service must within the time specified on the waiver form serve on the plaintiff's attorney (or unrepresented plaintiff) a response to the complaint and must also file a signed copy of the response with the court. If the answer or motion is not served within this time, a default judgment may be taken against that defendant. By waiving service, a defendant is allowed more time to answer than if the summons had been actually served when the request for waiver of service was received.

AO 398 (12/93)

NOTICE OF LAWSUIT AND REQUEST FOR WAIVER OF SERVICE OF SUMMONS

TO: (A) ____

as (B) ______________________________ of (C) ______________________________

A lawsuit has been commenced against you (or the entity on whose behalf you are addressed.) A copy of the complaint is attached to this notice. It has been filed in the United States District Court for the (D) ______________________ District of ______________________ and has been assigned docket number (E) ______________.

This is not a formal summons or notification from the court, but rather my request that you sign and return the enclosed waiver of service in order to save the cost of serving you with a judicial summons and an additional copy of the complaint. The cost of service will be avoided if I receive a signed copy of the waiver within (F) ________ days after the date designated below as the date on which this Notice and Request is sent. I enclose a stamped and addressed envelope (or other means of cost-free return) for your use. An extra copy of the waiver is also attached for your records.

If you comply with this request and return the signed waiver, it will be filed with the court and no summons will be served on you. The action will then proceed as if you had been served on the date the waiver is filed, except that you will not be obligated to answer the complaint before 60 days from the date designated below as the date on which this notice is sent (or before 90 days from that date if your address is not in any judicial district of the United States.)

If you do not return the signed waiver within the time indicated, I will take appropriate steps to effect formal service in a manner authorized by the Federal Rules of Civil Procedure and will then, to the extent authorized by those Rules, ask the court to require you (or the party on whose behalf you are addressed) to pay the full costs of such service. In that connection, please read the statement concerning the duty of parties to waive the service of the summons, which is set forth at the foot of the waiver form.

I affirm that this request is being sent to you on behalf of the plaintiff, this ________ day of ______________________, ______________.

____
Signature of Plaintiff's Attorney
or Unrepresented Plaintiff

A — Name of individual defendant (or name of officer or agent of corporate defendant)
B — Title, or other relationship of individual to corporate defendant
C — Name of corporate defendant, if any
D — District
E — Docket number of action
F — Addressee must be given at least 30 days (60 days if located in foreign country) in which to return waiver

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

No. C

Plaintiff,

v.

Defendant.
_______________________________/

NOTICE OF NEED FOR ADR PHONE CONFERENCE [ADR L.R. 3-5]

ADR CERTIFICATION

The parties either:

☐ have not yet reached an agreement to an ADR process, or

☐ have tentatively agreed to a settlement conference before a magistrate judge.

Accordingly, ADR L.R. 3-5 requires a telephone conference with the ADR Director or Program Counsel before the case management conference.

Last day to file Joint Case Management Statement: ______________________

Date of Initial Case Management Conference: ______________________

The following counsel will participate in the ADR phone conference:

Name	*Party Representing*	*Phone No.*	*Fax No.*

(For additional participants, please attach a separate sheet with the above information.)

The ADR Unit will notify you by return fax indicating, in the space below, the date and time of your phone conference. Plaintiff's counsel shall initiate the call using the following number: (415) 522-4603. Please consult ADR L.R. 3-5(d).

For court use only:

ADR Phone Conference Date: ______________ Time: ________ AM/PM

For scheduling concerns, call 415-522-2199.

Date: ______________

____
ADR Case Administrator

NOTICE OF NEED FOR ADR PHONE CONFERENCE / ADR CERTIFICATION

INSTRUCTIONS FOR COMPLETION OF ADR FORMS REGARDING SELECTION OF AN ADR PROCESS (ADR L.R. 3-5)

Under ADR L.R. 3-5, by the date set forth in the initial case management scheduling order, counsel shall meet and confer to attempt to agree on an ADR process. By that date, counsel also must file one of the two attached forms, as explained below:

- If the parties have agreed to non-binding arbitration, ENE, mediation, or private ADR, they shall file the form captioned "STIPULATION AND [PROPOSED] ORDER SELECTING ADR PROCESS / ADR CERTIFICATION."

- If the parties either have not yet reached an agreement to an ADR process or they have agreed to an early settlement conference before a magistrate judge, they shall file the form captioned "NOTICE OF NEED FOR ADR PHONE CONFERENCE [ADR L.R. 3-5] / ADR CERTIFICATION."

Please note that parties selecting an early settlement conference with a magistrate judge are required to participate in an ADR phone conference.

Under ADR L.R. 3-5(e), a copy of the applicable form must be <u>received</u> by the ADR Unit by the date set forth in the initial case management scheduling order. This copy may be provided in the form of a courtesy copy designated for the ADR Unit presented along with the filed original or may be submitted by fax directly to the ADR Unit at (415) 522-4112.

SIGNATURE AND CERTIFICATION BY PARTIES AND LEAD TRIAL COUNSEL

Pursuant to Civ. L.R. 16 and ADR L.R. 3-5(b), each of the undersigned certifies that he or she has read either the handbook entitled "Dispute Resolution Procedures in the Northern District of California," or the specified portions of the ADR Unit's Internet site <www.adr.cand.uscourts.gov>, discussed the available dispute resolution options provided by the court and private entities, and considered whether this case might benefit from any of them.

(Note: This Certification must be signed by each party and its counsel.)

Dated: ____________ ______________________________
[Typed name and signature of plaintiff]

Dated: ____________ ______________________________
[Typed name and signature of counsel for plaintiff]

Dated: ____________ ______________________________
[Typed name and signature of defendant]

Dated: ____________ ______________________________
[Typed name and signature of counsel for defendant]

United States District Court
For the Northern District of California

United States District Court
For the Northern District of California

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

Plaintiff, v. Defendant. ______/	No. C **STIPULATION AND [PROPOSED] ORDER SELECTING ADR PROCESS** **ADR CERTIFICATION**

The parties stipulate to participate in the following ADR process:

Court Processes:

❑ Arbitration ❑ ENE ❑ Mediation

(To provide additional information regarding timing of session, preferred subject matter expertise of neutral, or other issues, please attach a separate sheet.)

Private Process:

❑ Private ADR (*please identify process and provider*)

____

Dated: ______________ ______________________
Attorney for Plaintiff

Dated: ______________ ______________________
Attorney for Defendant

IT IS SO ORDERED:

Dated: ______________ ______________________
UNITED STATES DISTRICT JUDGE

WELCOME TO THE U.S. DISTRICT COURT, SAN FRANCISCO
OFFICE HOURS: 9:00 A.M. TO 4:00 P.M.
(415) 522-2000

OUR WEBSITE: www.cand.uscourts.gov

IN ADDITION TO THE LOCAL RULES, THE FOLLOWING GUIDELINES HAVE BEEN PROVIDED TO ENSURE THAT THE FILING PROCESS IS ACCOMPLISHED WITH EASE AND ACCURACY. FOR ADDITIONAL INFORMATION OR ASSISTANCE, PLEASE CALL THE ABOVE NUMBER DURING OFFICE HOURS.

1. Documents are to be filed in the Clerk's Office at the location of the chambers of the judge to whom the action has been assigned. We do not accept filings for cases assigned to judges or magistrate judges in the Oakland or San Jose division, per Civil L.R. 3-2(b).

2. This office will retain the original plus one copy of most documents submitted. We will conform as many copies as you bring for your use. Related cases require an extra copy for <u>each</u> related action designated.

3. The copy retained goes directly to the assigned Judge. Courtesy copies, or instructions for couriers to deliver a copy directly to chambers are inappropriate, unless you have been instructed to do so by court order.

4. In order to facilitate the file stamping process, each original document should be submitted on top of its copies. In other words, group like documents together--as opposed to a set of originals and separate sets of copies.

5. The case number must indicate whether it is a civil or criminal matter by the inclusion of **C** or **CR** at the beginning of the number. Miscellaneous and foreign judgment matters should also be indicated with initials **MISC** or **FJ** at the end of the case number.

6. The case number must include the initials of the judge and/or magistrate judge followed by the letters designating the case Arbitration (**ARB**), Early Neutral Evaluation (**ENE**) or Mediation (**MED**)--if assigned to one of those programs.

7. The document caption should include the appropriate judge or magistrate judge involved in a particular matter or before whom an appearance is being made. This is especially important when submitting Settlement Conference Statements.

8. Documents are to be stapled or acco-fastened at the top. Backings, bindings and covers are not required. Two holes punched at the top of the original document will facilitate processing.

9. Appropriately sized, stamped, self-addressed return envelopes are to be included with proposed orders or when filing documents by mail.

10. Proofs of service should be attached to the back of documents. If submitted separately, you must attach a pleading page to the front of the document showing case number and case caption.

11. There are no filing fees once a case has been opened.

12. New cases must be accompanied by a completed and signed Civil Cover Sheet, the filing fee or fee waiver request form and an original plus **two** copies of the complaint and any other documents. For Intellectual Property cases, please provide an original plus **three** copies of the complaint. Please present new cases for filing before 3:30 p.m., as they take a considerable amount of time to process.

13. Copies of forms may be obtained at no charge. They may be picked up in person from the Clerk's Office forms cabinet or with a written request accompanied by an appropriate sized, stamped, self-addressed envelope for return. In addition, copies of the Local Rules may be obtained, free of charge, in the Clerk's Office or by sending a written request, along with a self-addressed, 10" x 14" return envelope, stamped with $3.00 postage to: Clerk, U.S. District Court, 450 Golden Gate Avenue, 16th Floor, San Francisco, CA 94102.

14. Two computer terminals which allow public access to case dockets and one terminal with information regarding files at the Federal Records Center (FRC) are located in the reception area of the Clerk's Office. Written instructions are posted by the terminals. Outside of the Clerk's Office, electronic access to dockets is available through PACER. To obtain information or to register call 1-800-676-6851.

15. A file viewing room is located adjacent to the reception area. Files may be viewed in this area after signing the log sheet and presenting identification. Files are to be returned by 3:45 p.m.. Under no circumstances are files to be removed from the viewing room.

16. The Clerk's Office can only accept payment by **exact change or check** made payable to Clerk, U.S. District Court. No change can be made for fees or the public copy machine.

17. Two pay copy machines are located in the file viewing room for public use, at fifteen cents ($.15) per page. Copy cards may be purchases at the snack bar on the first floor. Orders for copywork may be placed through Eddie's Document

Retrieval by phoning 415-317-5556. Arrangements may be made to bring in a personal copier by calling the Clerk's Office in advance.

18. We have a drop box for filing when the Clerk's Office is closed. Please see attached for availability and instructions.

SAN FRANCISCO JUDGES	SAN JOSE JUDGES	OAKLAND JUDGES
MHP	SW	DLJ
SC	JW	SBA
WWS	RMW	CW
TEH	JF	
VRW		
MMC		
SI		
CRB		
MJJ		
WHA		
PJH		
JSW		

SAN FRANCISCO MAGISTRATE JUDGES

MEJ
BZ
JL
EDL
JCS
EMC

SAN JOSE MAGISTRATE JUDGES

EAI
PVT
RS
HRL

OAKLAND MAGISTRATE JUDGE

WDB

Northern District of California **Frequently Asked Questions (FAQ)**

Filing new cases & other documents
Question:
How do I file after hours using the DROP BOX?

Answer:

San Francisco	16th Floor	building closed between 6PM and 6AM	more info 415-522-2000
San Jose	2nd Floor	building closed between 5PM and 7:30AM	more info 408-535-5364
Oakland	1st Floor	building closed between 5:00 PM and 7:00 AM	more info 510-637-3530

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
DROP BOX FILING PROCEDURES

1. The drop box, located outside the Clerk's Office (see above chart), is available for the filing of documents before 9:00 a.m. and after 4:00 p.m. weekdays. Please note that access to the federal building is limited to 'normal business hours' (as noted in the chart above).

2. The drop box may not be used for the filing of any briefs in support of, or in opposition to, any matter scheduled for a hearing within 7 calendar days. All such documents must be filed in the Clerk's Office during regular office hours by the date due.

3. Using the electronic file stamping machine located next to the drop box, stamp each original document "Received" on the **back side of the last page**. Clerk's Office employees empty the box once each court day when the Clerk's Office opens to the public. The "Filed" date, which will be placed on original documents by Intake personnel, will be the same as the "Received" date, unless the "Received" date is a weekend or Court holiday. In those instances, the "Filed" date will be the first court day following the weekend or holiday. Documents placed in the drop box without a "Received" stamp will be filed as of the day the box is next emptied.

4. After stamping each original and enclosing one copy for the court,* the documents must be placed in an orange court mailing pouch or red Expando folder provided for your convenience. *To facilitate processing of your documents, each original document should*

C 04 0583

JSW

U.S. District Court Northern California

ECF Registration Information Handout

The case you are participating in has been designated for this court's Electronic Case Filing (ECF) Program, pursuant to Local Rule 5-4 and General Order 45. This means that you **must** (check off the boxes ☑ when done):

- ☐ **1) Register** to become an efiler by filling out the efiler application form. Follow ALL the instructions on the form carefully. If you are already registered in this district, do not register again, your registration is valid for life on all ECF cases in this district.
- ☐ **2) Serve** this ECF Registration Information Handout on **all** parties in the case along with the complaint, or for removals, the removal notice. DO NOT serve the efiler application form, just this handout.
- ☐ **3) Email** (do not efile) the complaint and, for removals, the removal notice and all attachments, in PDF format within ten business days, following the instructions below. You do not need to wait for your registration to be completed to email the court.
- ☐ **4) PACER** (Public Access to Court Electronic Records) access is mandatory to access dockets and documents. If your firm already has a PACER account, please use that - it is not necessary to have an individual account. PACER registration is free. If you need to establish or check on an account, visit: **http://pacer.psc.uscourts.gov** or call **(800) 676-6856.**

BY SIGNING AND SUBMITTING TO THE COURT A REQUEST FOR AN ECF USER ID AND PASSWORD, YOU CONSENT TO ENTRY OF YOUR E-MAIL ADDRESS INTO THE COURT'S ELECTRONIC SERVICE REGISTRY FOR ELECTRONIC SERVICE ON YOU OF ALL E-FILED PAPERS, PURSUANT TO RULES 77 and 5(b)(2)(D) (eff. 12.1.01) OF THE FEDERAL RULES OF CIVIL PROCEDURE.

All subsequent papers in this case shall be filed electronically.

ECF registration forms, interactive tutorials and complete instructions for efiling may be found on the ECF website: **http://ecf.cand.uscourts.gov**

Submitting Initiating Documents

PDF versions of all the initiating documents originally submitted to the court (Complaint or Notice of Removal, Civil Cover Sheet, exhibits, etc.) must be **emailed (not efiled)** to the **PDF email box for the presiding judge** (not the referring judge, if there is one) **within 10 (ten) business days** of the opening of your case. For a complete list of the email addresses, please go to: **http://ecf.cand.uscourts.gov** and click on **[Judges]**.

U.S. District Court Northern California

Submitting Initiating Documents (continued)
You must include the case number and judge's initials in the subject line of all relevant emails to the court. You do not need to wait for your registration to email these documents.

These documents must be emailed instead of e-filed to prevent duplicate entries in the ECF system. All other documents must be e-filed from then on.

Converting Documents to PDF
Conversion of a word processing document to a PDF file is required before any documents may be submitted to the Court's electronic filing system. Instructions for creating PDF files can be found at the ECF web site: **http://ecf.cand.uscourts.gov**, and click on **[FAQ]**.

Email Guidelines
When sending an email to the court, the subject line of the email **must** contain the **case number, judge's initials** and the **type of document(s)** you are sending, and/or the topic of the email.

Examples:
The examples below assume your case number is 03-09999 before the Honorable Charles R. Breyer:

Type of Document	Email Subject Line Text
Complaint Only	03-09999 CRB Complaint
Complaint and Notice of Related Case	03-09999 CRB Complaint, Related Case
Complaint and Motion for Temporary Restraining Order	03-09999 CRB Complaint, TRO

Questions
Almost all questions can be answered in our **FAQ**s at **http://ecf.cand.uscourts.gov**, please check them first.

You may also email the ECF Help Desk at ECFhelpdesk@cand.uscourts.gov or call the toll-free ECF Help Desk number at: (866) 638-7829.

The ECF Help Desk is staffed Mondays through Fridays from 9:00am to 4:00pm Pacific time, excluding court holidays.